FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.	0001021913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 28, 2005, CWABS Trust 2005-HYB9, Mortgage Backed Notes, Series 2005-HYB9	**333-125164**

Name of Person Filing the Document
(If Other than the Registrant)



SEC MAIL
PROCESSING
RECEIVED
NOV 29 2005
WASH. D.C.
SECTION





05073068

PROCESSED
DEC 12 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CWABS, INC.



By: ______________________
Name: Ruben Avilez
Title: Vice President

Dated: November 28, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

CHL Mortgage Backed Notes, Series 2005-HYB9

Computational Materials



$[973,755,000] (Approximate)

CWABS, Inc.
Depositor

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing LP
Master Servicer

Countrywide Securities Corporation
Lead Underwriter

The attached tables and other statistical analyses (the ***"Computational Materials"***) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation (***"Countrywide Securities"***) and not by the issuer of the Notes or any of its affiliates (other than Countrywide Securities). The issuer of these Notes has not prepared or taken part in the preparation of these materials. The information herein regarding the mortgage loans is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, is based only on a statistical pool of Mortgage Loans, (i) a majority of which are expected to be included (along with additional Mortgage Loans) in, and (ii) a portion of which are expected to be deleted from, the pool of Mortgage Loans delivered to the Trust on the Closing Date. The statistical pool described herein may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool are expected to vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the Notes may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the Notes discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Notes discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the Notes discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the Securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Notes discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed Notes may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these Notes.

An investor or potential investor in the notes (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). THE INFORMATION REGARDING THE MORTGAGE LOANS HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Preliminary Term Sheet **Date Prepared: November 1, 2005**

CHL Mortgage Backed Notes, Series 2005-HYB9
$[973,755,000] (Approximate, Subject to +/- 10% Variance)
Publicly Offered Notes
First Lien Residential Mortgage Loans

Note	Principal Amount ($) (Approx.) (1)	WAL (Yrs) (CPB / Mat) (2)(3)	Interest Rate	Tranche Type	Expected Ratings Moody's/S&P
1-A-1	[85,883,000]	[1.83] / [3.24]	[5.18]% (4)	Super Senior	Aaa/AAA
1-A-2	[9,543,000]	[1.83] / [3.24]	[5.31]% (4)	Senior Support	Aaa/AAA
1-A-IO	N/A (6)	*Not Offered*	Variable (5)	Subordinate / Interest Only	
2-A-1	[188,192,000]	[2.47] / [3.25]	[5.33]% (4)	Super Senior	Aaa/AAA
2-A-2	[20,910,000]	[2.47] / [3.25]	[5.51]% (4)	Senior Support	Aaa/AAA
2-A-IO	N/A (6)	*Not Offered*	Variable (5)	Subordinate / Interest Only	
3-A-1	[435,130,000]	[2.50] / [3.25]	[5.38]% (4)	Super Senior	Aaa/AAA
3-A-2	[48,348,000]	[2.50] / [3.25]	[5.50]% (4)	Senior Support	Aaa/AAA
3-A-IO	N/A (6)	*Not Offered*	Variable (5)	Subordinate / Interest Only	
4-A-1	[127,521,000]	[2.85] / [3.26]	[5.51]% (4)	Super Senior	Aaa/AAA
4-A-2	[14,169,000]	[2.85] / [3.26]	[5.70]% (4)	Senior Support	Aaa/AAA
4-A-IO	N/A (6)	*Not Offered*	Variable (5)	Subordinate / Interest Only	
M-1	[16,931,000]	*Not Offered*	[5.50]% (7)	Mezzanine	Aa1/AA+
M-2	[1,881,000]	*Not Offered*	[5.50]% (7)	Mezzanine	Aa2/AA
B-1	[14,851,000]	*Not Offered*	[5.50]% (7)	Subordinate	A2/A
B-2	[10,396,000]	*Not Offered*	[5.50]% (7)	Subordinate	Baa2/BBB
B-3	[8,416,000]	*Not Offered*	[5.50]% (7)	Subordinate	NR/BB
B-4	[4,455,000]	*Not Offered*	[5.50]% (7)	Subordinate	NR/B
B-5	[3,465,619]	*Not Offered*	[5.50]% (7)	Subordinate	NR/NR
Total:	**$[973,755,000]**				

(1) *The Notes (as described herein) will be collateralized by hybrid, adjustable rate, first-lien residential mortgage loans which are expected to have an initial fixed rate period of three, five or seven years. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance. It is expected that the aggregate principal balance of the Subordinate Notes (other than the Interest Only Notes) will provide between [5.00 – 7.00]% subordination to the Senior Notes as of the Cut-off Date.*

(2) *The WALs on the Class 1-A-1, Class 1-A-2, Class 2-A-1, Class 2-A-2, Class 3-A-1, Class 3-A-2, Class 4-A-1 and Class 4-A-2 Notes are shown to the related CPB (as defined herein) and to maturity at a pricing speed of 25% CPR.*

(3) *All Classes of Notes are subject to a 10% optional termination as described herein.*

(4) *The Note Interest Rates for the related Class A Notes for the interest accrual period for any Payment Date (i) on or prior to the related WAvg Roll Date will equal the lesser of (x) the related fixed rate as set forth in the prior table and (y) the related Available Funds Rate and (ii) after the related WAvg Roll Date will equal the least of (x) twelve-month LIBOR plus 1.75%, (y) the related Available Funds Rate and (z) the related Maximum Note Rate.*

(5) *The Note Interest Rates for the Interest Only Notes for the interest accrual period for any Payment Date will be equal to the Available Funds Rate of the related Group of Mortgage Loans less the weighted average of the Note Interest Rates for the related Class A Notes.*

(6) *The notional balance of the Class 1-A-IO Notes on any date will be equal to the current unpaid principal balance of the Group I Mortgage Loans. The notional balance of the Class 2-A-IO Notes on any date will be equal to the current unpaid principal balance of the Group II Mortgage Loans. The notional balance of the Class 3-A-IO Notes on any date will be equal to the current unpaid principal balance of the Group III Mortgage Loans. The notional balance of the Class 4-A-IO Notes on any date will be equal to the current unpaid principal balance of the Group IV Mortgage Loans.*

(7) *The Note Interest Rates for the Mezzanine and Subordinate Notes (other than the Interest Only Notes) will be equal to (i) on or prior to the related WAvg Roll Date will equal the lesser of (x) the related fixed rate as set forth in the prior table and (y) the weighted average of the Available Funds Rate of the Mortgage Loans in each Loan Group (weighted on the basis of the related subordinate portions) and (ii) after the related Mortgage Loans WAvg Roll Date will equal the least of (x) twelve-month LIBOR plus 1.75%, (y) the weighted average of the Available Funds Rate of the Mortgage Loans in each Loan Group (weighted on the basis of the related subordinate portions) and (z) the weighted average of the Maximum Note Rate of the Mortgage Loans in each Loan Group (weighted on the basis of the related subordinate portions).*

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). THE INFORMATION REGARDING THE MORTGAGE LOANS HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc.
Master Servicer:	Countrywide Home Loans Servicing LP.
Primary Servicer:	As of the Closing Date, it is expected that Countrywide Home Loans Servicing LP will service all or substantially all of the Mortgage Loans.
Lead Underwriter:	Countrywide Securities Corporation.
Indenture Trustee:	The Bank of New York.
Owner Trustee:	Wilmington Trust Company.
Rating Agencies:	Two Rating Agencies are expected to provide ratings on the Senior Notes, Class M-1, Class M-2 Class B-1 and Class B-2 Notes. At least one Rating Agency is expected to provide ratings on the Class B-3 and Class B-4 Notes. The Class B-5 Notes will not be rated. Moody's, Standard and Poor's and Fitch are the potential ***"Rating Agencies"***.
Cut-off Date:	November 1, 2005.
Sample Pool Calculation Date:	November 1, 2005.
Closing Date:	On or about November 30, 2005.
Pricing Date:	On or about November [4], 2005.
Settlement Date:	On or about November 30, 2005.
Master Servicer Remittance Date:	The 19th of each month (or if such day is not a business day, the next succeeding business day), commencing in December 2005.
Payment Date:	The business day immediately following the Master Servicer Remittance Date, commencing in December 2005.
Notes:	The ***"Senior Notes"*** will consist of (i) the Class 1-A-1 and Class 1-A-2 Notes (collectively, the "***Group I Notes***"), (ii) the Class 2-A-1 and Class 2-A-2 Notes (collectively, the "***Group II Notes***"), (iii) the Class 3-A-1 and Class 3-A-2 Notes (collectively, the "***Group III Notes***") and (iv) the Class 4-A-1 and Class 4-A-2 Notes (collectively, the "***Group IV Notes***"). The ***"Class A Notes"*** will consist of the Class 1-A-1, Class 1-A-2, Class 2-A-1, Class 2-A-2, Class 3-A-1, Class 3-A-2, Class 4-A-1 and Class 4-A-2 Notes. The "***Subordinate Notes***" will consist of the (i) Class M-1, Class M-2, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Notes and (ii) the Interest Only Notes. The Class 1-A-IO, Class 2-A-IO, Class 3-A-IO and Class 4-A-IO Notes are collectively the ***"Interest Only Notes"***. The Senior Notes and Subordinate Notes are collectively referred to herein as the "***Notes.***" Only the Senior Notes (the "***Offered Notes***") are being offered publicly.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). THE INFORMATION REGARDING THE MORTGAGE LOANS HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Generally, each group of Senior Notes and the Interest Only Notes will receive principal and interest from the related Loan Group. The Subordinate Notes (other than the Interest Only Notes) may receive principal and interest from any Loan Group.

Non-Offered Notes: The Interest Only Notes and Class M-1, Class M-2, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Notes are not being offered herein.

Owner Trust Certificates: The Trust will also issue Owner Trust Certificates representing the beneficial ownership interest in the Trust. The Owner Trust Certificates are not offered hereby.

Registration: The Offered Notes will be made available in book-entry form through DTC.

ERISA Eligibility: The Offered Notes are expected to be eligible for purchase by or with assets of certain employee benefit plans and other plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code, subject to certain conditions. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Notes could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Treatment: The Senior Notes and the Class M-1 and Class M-2 Notes are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow the Master Servicer to purchase all remaining assets of the trust fund which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. This purchase would result in a termination of the Notes and occurs on the ***"Call Date"***.

Tax Matters: The Offered Notes are expected to be treated as debt instruments for federal income tax purposes. However, the Indenture will provide that in the event the non-offered securities are held by an entity which is neither a real estate investment trust (a ***"REIT"***) or a qualified subsidiary of a REIT, one or more REMIC elections will be made with respect to the Issuer subsequent to the Closing Date to prevent the Issuer from being taxed as a corporation, and the Offered Notes will constitute indebtedness of a REMIC for federal income tax purposes. While such REMIC conversion should not result in a taxable exchange to the holders of the Offered Notes, a prospective investor in the Offered Notes should consult its tax advisor.

Mortgage Loans: All of the Mortgage Loans will be hybrid, adjustable rate mortgage loans secured by first liens on one- to four-family residential properties

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans as of the Sample Pool Calculation Date (the ***"Sample Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Closing Date Pool"***). The characteristics of the Closing Date Pool may vary from the characteristics of the Sample Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). THE INFORMATION REGARDING THE MORTGAGE LOANS HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

As of the Sample Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $990,091,620.

Group I Mortgage Loans: The aggregate principal balance of the Group I Mortgage Loans as of the Sample Pool Calculation Date was approximately $101,624,776. The Group I Mortgage Loans will have interest rates that have an initial fixed rate period of three years after origination and thereafter adjust semi-annually based on the six-month LIBOR index or annually based on the one-year LIBOR index.

Group II Mortgage Loans: The aggregate principal balance of the Group II Mortgage Loans as of the Sample Pool Calculation Date was approximately $222,686,197. The Group II Mortgage Loans will have conforming balances and interest rates that have an initial fixed rate period of five years after origination and thereafter adjust semi-annually based on the six-month LIBOR index or annually based on the one-year LIBOR index or the one-year CMT index.

Group III Mortgage Loans: The aggregate principal balance of the Group III Mortgage Loans as of the Sample Pool Calculation Date was approximately $514,885,932. The Group III Mortgage Loans will have interest rates that have an initial fixed rate period of five years after origination and thereafter adjust semi-annually based on the six-month LIBOR index or annually based on the one-year LIBOR index or the one-year CMT index.

Group IV Mortgage Loans: The aggregate principal balance of the Group IV Mortgage Loans as of the Sample Pool Calculation Date was approximately $150,894,715. The Group IV Mortgage Loans will have interest rates that have an initial fixed rate period of seven years after origination and thereafter adjust semi-annually based on the six-month LIBOR index or annually based on the one-year LIBOR index or the one-year CMT index.

WAvg Roll Date: The "***WAvg Roll Date***" for the Group I, Group II, Group III and Group IV Mortgage Loans (collectively, the "***Mortgage Loans***") is the Payment Date in [August 2008], [August 2010], [September 2010] and [November 2012], respectively. The WAvg Roll Date for the Mortgage Loans is October 2010.

CPB: "***CPB***" methodology assumes each collateral repline will prepay in full at its respective first adjustment date.

Pricing Prepayment Speed: The Offered Notes will be priced to a prepayment speed of 25% CPR.

Expense Fee Rate: The ***"Expense Fee Rate"*** is comprised of master servicing fees rate, lender paid mortgage insurance premiums (expressed as a per annum percentage) and the indenture trustee fee rate, each, as applicable. As of the Sample Pool Calculation Date, the weighted average Expense Fee Rate less applicable lender paid mortgage insurance premiums (expressed as a per annum percentage) is expected to be equal to approximately (a) with respect to any period prior to and including the related WAvg Roll Date, [0.290]%, [0.361]%, [0.287]% and [0.266]%, for Loan Group I, Loan Group II, Loan Group III and Loan Group IV,

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). THE INFORMATION REGARDING THE MORTGAGE LOANS HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

respectively and (b) thereafter, [0.290]%, [0.384]%, [0.384]% and [0.384]% for Loan Group I, Loan Group II, Loan Group III and Loan Group IV respectively.

Available Funds Rate: The ***"Available Funds Rate"***, with respect to each Loan Group, will be equal to the weighted average gross interest rate on the related Mortgage Loans less the weighted average Expense Fee Rate for such Loan Group.

Net Rate Carryover: The ***"Net Rate Carryover"*** for any of the Class A Notes and Subordinate Notes (other than the Interest Only Notes) on any Payment Date is the excess of: (1) the amount of interest that such Class would have accrued for such Payment Date had the Note Rate for that Class not been calculated based on the lesser of the related Maximum Note Rate or the related Available Funds Rate, over (2) the amount of interest accrued on such Class for such Payment Date based on the lesser of the related Maximum Note Rate or the related Available Funds Rate, as applicable, plus, on any Payment Date, the unpaid portion of any such excess from prior Payment Dates (and interest accrued thereon at the then applicable Note Rate, without giving effect to the Maximum Note Rate or the Available Funds Rate, as applicable).

Maximum Note Rate: The ***"Maximum Note Rate"*** will be with respect to any period and Loan Group after the related WAvg Roll Date, [11.25]%, [10.75]%, [10.50]% and [10.75]% for Loan Group I, Loan Group II, Loan Group III and Loan Group IV respectively.

Accrued Interest: The price to be paid for the Offered Notes by investors who elect to settle bonds on the Settlement Date will include accrued interest from the Cut-off Date up to, but not including, the Settlement Date. Investors settling Offered Notes on alternate dates may pay more or less accrued interest, as applicable.

Interest Accrual Period: The interest accrual period with respect to all the Offered Notes for a given Payment Date will be the calendar month preceding the month in which such Payment Date occurs (on a 30/360 basis).

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval and is subject to change based on such approval. The structuring assumptions contained herein assume [6.10]% subordination for the Senior Notes as of the Cut-off Date.

Credit enhancement for the Senior Notes will consist of the subordination of the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Notes and the Interest Only Notes.

Credit enhancement for the Class M-1 Notes will consist of the subordination of the Class M-2, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Notes and the Interest Only Notes.

Credit enhancement for the Class M-2 Notes will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Notes and the Interest Only Notes.

Credit enhancement for the Class B-1 Notes will consist of the subordination of the Class B-2, Class B-3, Class B-4 and Class B-5 Notes and the Interest Only Notes.

Credit enhancement for the Class B-2 Notes will consist of the subordination of the Class B-3, Class B-4 and Class B-5 Notes and the Interest Only Notes.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). THE INFORMATION REGARDING THE MORTGAGE LOANS HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Credit enhancement for the Class B-3 Notes will consist of the subordination of the Class B-4 and Class B-5 Notes and the Interest Only Notes.

Credit enhancement for the Class B-4 Notes will consist of the subordination of the Class B-5 Notes and the Interest Only Notes.

Credit enhancement for the Class B-5 Notes will consist of the subordination of the Interest Only Notes.

Shifting Interest:

Until the first Payment Date occurring after November 2015, the Subordinate Notes (other than the Interest Only Notes) will be locked out from receipt of any unscheduled principal (unless the Senior Notes are paid down to zero or the credit enhancement provided by the Subordinate Notes (other than the Interest Only Notes) has doubled prior to such date as described below). After such time and subject to standard collateral performance and cross-collateralization triggers (as described in the prospectus supplement), the Subordinate Notes (other than the Interest Only Notes) will receive increasing portions of unscheduled principal prepayments from the Mortgage Loans. The prepayment percentages on the Subordinate Notes are as follows:

December 2005 – November 2015	0% Pro Rata Share
December 2015 – November 2016	30% Pro Rata Share
December 2016 – November 2017	40% Pro Rata Share
December 2017 – November 2018	60% Pro Rata Share
December 2018 – November 2019	80% Pro Rata Share
December 2019 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement percentage provided to the Senior Notes by the Subordinate Notes (other than the Interest Only Notes) doubles (from the initial credit enhancement percentage), unscheduled principal will be paid pro-rata between the Senior and Subordinate Notes (other than the Interest Only Notes) (subject to the collateral performance and cross-collateralization triggers described in the prospectus supplement). However, if the credit enhancement percentage provided by the Subordinate Notes (other than the Interest Only Notes) has doubled (i) on or prior to the November 2008 Payment Date (subject to the collateral performance and cross-collateralization triggers described in the prospectus supplement), the Subordinate Notes (other than the Interest Only Notes) will be entitled to only 50% of their pro-rata share of unscheduled principal or (ii) after the November 2008 Payment Date, the Subordinate Notes (other than the Interest Only Notes) will be entitled to 100% of their pro rata share of unscheduled principal.

Any principal not allocated to the Subordinate Notes (other than the Interest Only Notes) will be allocated to the Senior Notes. In the event the current senior percentage in any Loan Group (i.e., the then current aggregate principal balance of the Group I, Group II, Group III or Group IV Notes, divided by the aggregate principal balance of the mortgage loans in the related Loan Group) exceeds the applicable initial senior percentage (i.e., the aggregate principal balance of the Group I, Group II, Group III or Group IV Notes, divided by the aggregate principal balance of the mortgage loans in the related Loan Group as of the Cut-off Date), all Senior Notes will receive all unscheduled prepayments.

Allocation of

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). THE INFORMATION REGARDING THE MORTGAGE LOANS HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Losses:

Any realized losses on the Mortgage Loans in a Loan Group will be allocated as follows: *first*, to the Subordinate Notes (other than the Interest Only Notes) in reverse order of their numerical Class designations, in each case, until its respective note principal balance has been reduced to zero; *thereafter*, to the related Senior Notes, pro rata; provided, however that (i) any realized losses on the Group I Mortgage Loans that would otherwise have been allocable to the Class 1-A-1 Notes will be allocated to the Class 1-A-2 Notes, until its note principal balance has been reduced to zero, (ii) any realized losses on the Group II Mortgage Loans that would have otherwise been allocable to the Class 2-A-1 Notes will be allocated to the Class 2-A-2 Notes, until its note principal balance has been reduced to zero, (iii) any realized losses on the Group III Mortgage Loans that would otherwise have been allocable to the Class 3-A-1 Notes will be allocated to the Class 3-A-2 Notes, until its note principal balance has been reduced to zero and (iv) any realized losses on the Group IV Mortgage Loans that would otherwise have been allocable to the Class 4-A-1 Notes will be allocated to the Class 4-A-2 Notes, until its note principal balance has been reduced to zero.

Notes Priority of Payments:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) To the Class A Notes, from the related Loan Group, accrued and unpaid interest at the related Note Interest Rate;
2) Concurrently:
 (a) To the Class 1-A-1 and Class 1-A-2 Notes, pro rata, principal from the related Loan Group;
 (b) To the Class 2-A-1 and Class 2-A-2 Notes, pro rata, principal from the related Loan Group;
 (c) To the Class 3-A-1 and Class 3-A-2 Notes, pro rata, principal from the related Loan Group; and
 (d) To the Class 4-A-1 and Class 4-A-2 Notes, pro rata, principal from the related Loan Group;
3) To the Class M-1 Notes, accrued and unpaid interest at the Class M-1 Note Interest Rate;
4) To the Class M-1 Notes, principal;
5) To the Class A Notes, from the related Loan Group, allocated realized losses, payable on a pro rata basis based on the principal balances thereof;
6) To the Class A Notes, from the related Loan Group, Net Rate Carryover, payable on a pro rata basis, first based on the principal balances thereof and second based on any remaining unpaid Net Rate Carryover;
7) To the Class M-1 Notes, allocated realized losses;
8) To the Class M-1 Notes, Net Rate Carryover;
9) To the Class M-2 Notes, accrued and unpaid interest at the Class M-2 Note Interest Rate;
10) To the Class M-2 Notes, principal;
11) To the Class B-1 Notes, accrued and unpaid interest at the Class B-1 Note Interest Rate;
12) To the Class B-1 Notes, principal;
13) To the Class B-2 Notes, accrued and unpaid interest at the Class B-2 Note Interest Rate;
14) To the Class B-2 Notes, principal;
15) To the Class B-3, Class B-4 and Class B-5 Notes, in sequential order, accrued and unpaid interest at the related Note Interest Rate and their respective share of principal;

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). THE INFORMATION REGARDING THE MORTGAGE LOANS HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

16) To the Subordinate Notes (other than the Interest Only Notes and Class M-1 Notes), allocated realized losses, payable on a pro rata basis based on the principal balances thereof;
17) To the Subordinate Notes (other than the Interest Only Notes and Class M-1 Notes), Net Rate Carryover, payable on a pro rata basis, first based on the principal balances thereof and second based on any remaining unpaid Net Rate Carryover;
18) To the Interest Only Notes, from the related Loan Group, accrued interest at the related Note Interest Rate; and
19) To the Owner Trust Certificates, any remaining amount.

Under certain circumstances (as described in the prospectus supplement), funds from one Loan Group may be used to pay the Senior Notes related to another Loan Group.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). THE INFORMATION REGARDING THE MORTGAGE LOANS HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Yield Tables (%)

Class 1-A-1 to Maturity

Initial Coupon	5.18%				
Prepay Speed	5% CPR	10% CPR	25% CPR	35% CPR	50% CPR
Yield @ 100-00	6.12	5.99	5.63	5.42	5.16
WAL (yr)	11.86	7.70	3.24	2.17	1.34
MDUR (yr)	7.45	5.41	2.71	1.91	1.23
Principal Window (months)	1 - 358	1 - 358	1 - 358	1 - 358	1 - 358

Class 1-A-2 to Maturity

Initial Coupon	5.31%				
Prepay Speed	5% CPR	10% CPR	25% CPR	35% CPR	50% CPR
Yield @ 100-00	6.16	6.04	5.71	5.52	5.27
WAL (yr)	11.86	7.70	3.24	2.17	1.34
MDUR (yr)	7.42	5.39	2.70	1.90	1.23
Principal Window (months)	1 - 358	1 - 358	1 - 358	1 - 358	1 - 358

Class 2-A-1 to Maturity

Initial Coupon	5.33%				
Prepay Speed	5% CPR	10% CPR	25% CPR	35% CPR	50% CPR
Yield @ 100-00	5.97	5.83	5.50	5.35	5.19
WAL (yr)	11.99	7.77	3.25	2.17	1.34
MDUR (yr)	7.61	5.50	2.72	1.91	1.22
Principal Window (months)	1 - 357	1 - 357	1 - 357	1 - 357	1 - 357

Class 2-A-2 to Maturity

Initial Coupon	5.51%				
Prepay Speed	5% CPR	10% CPR	25% CPR	35% CPR	50% CPR
Yield @ 100-00	6.05	5.93	5.65	5.51	5.36
WAL (yr)	11.99	7.77	3.25	2.17	1.34
MDUR (yr)	7.54	5.45	2.70	1.90	1.22
Principal Window (months)	1 - 357	1 - 357	1 - 357	1 - 357	1 - 357

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). THE INFORMATION REGARDING THE MORTGAGE LOANS HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Yield Tables (%)

Class 3-A-1 to Maturity

Initial Coupon	5.38%				
Prepay Speed	5% CPR	10% CPR	25% CPR	35% CPR	50% CPR
Yield @ 100-00	5.98	5.85	5.54	5.39	5.23
WAL (yr)	11.97	7.76	3.25	2.17	1.34
MDUR (yr)	7.59	5.48	2.71	1.90	1.22
Principal Window (months)	1 - 358	1 - 358	1 - 358	1 - 358	1 - 358

Class 3-A-2 to Maturity

Initial Coupon	5.50%				
Prepay Speed	5% CPR	10% CPR	25% CPR	35% CPR	50% CPR
Yield @ 98-28	6.06	5.94	5.68	5.56	5.45
WAL (yr)	11.97	7.76	3.25	2.17	1.34
MDUR (yr)	7.53	5.44	2.70	1.90	1.22
Principal Window (months)	1 - 358	1 - 358	1 - 358	1 - 358	1 - 358

Class 4-A-1 to Maturity

Initial Coupon	5.51%				
Prepay Speed	5% CPR	10% CPR	25% CPR	35% CPR	50% CPR
Yield @ 100-00	5.91	5.79	5.55	5.45	5.34
WAL (yr)	12.14	7.84	3.26	2.18	1.34
MDUR (yr)	7.69	5.52	2.71	1.90	1.22
Principal Window (months)	1 - 360	1 - 360	1 - 360	1 - 360	1 - 360

Class 4-A-2 to Maturity

Initial Coupon	5.70%				
Prepay Speed	5% CPR	10% CPR	25% CPR	35% CPR	50% CPR
Yield @ 100-00	6.03	5.93	5.72	5.63	5.52
WAL (yr)	12.14	7.84	3.26	2.18	1.34
MDUR (yr)	7.60	5.46	2.69	1.89	1.22
Principal Window (months)	1 - 360	1 - 360	1 - 360	1 - 360	1 - 360

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). THE INFORMATION REGARDING THE MORTGAGE LOANS HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

CONTACTS

Countrywide Securities Corporation

Trading

Gary Johnson	Tel: (818) 225-3188 gary_johnson@countrywide.com
Peter Harrison	Tel: (818) 225-4544 peter_harrison@countrywide.com
Jeff Traister	Tel: (818) 225-4712 jeffrey_traister@countrywide.com
Arielle Jacobs	Tel: (818) 225-6396 arielle_jacobs@countrywide.com

Banking Group

Brandon Watts	Tel: (818) 225-4588 Brandon_watts@countrywide.com
Ted Owens	Tel: (818) 225-3741 Ted_owens@countrywide.com

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). THE INFORMATION REGARDING THE MORTGAGE LOANS HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for

CWMBS 2005-HYB9 - Group 1

$101,624,776 ARM Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	274	
Total Outstanding Balance	$101,624,776	
Average Loan Balance	$370,893	$59,891 to $1,499,609
WA Mortgage Rate	5.729%	4.000% to 7.125%
WA Mortgage Rate Net LPMI	5.694%	3.400% to 7.125%
Net WAC	5.404%	3.016% to 6.866%
ARM Characteristics		
WA Gross Margin	2.370%	2.250% to 3.500%
WA Months to First Roll	33	24 to 35
WA First Periodic Cap	3.879%	2.000% to 6.000%
WA Subsequent Periodic Cap	1.967%	1.000% to 2.000%
WA Lifetime Cap	11.715%	10.000% to 13.125%
WA Lifetime Floor	2.371%	2.250% to 3.875%
WA Original Term (months)	360	360 to 360
WA Remaining Term (months)	357	348 to 359
WA Age (months)	3	1 to 12
WA LTV	75.14%	27.14% to 95.00%
WA FICO	731	

Secured by (% of pool)	1st Liens	100.00%
	2nd Liens	0.00%
Prepayment Penalty at Loan Orig (% of all loans)		30.38%
Prepay Moves Exempted	Soft	28.47%
	Hard	1.91%
	No Prepay	69.62%
	Unknown	0.00%
Percent of IO		83.87%

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	41.86%	SFR	58.85%	REDUCE	37.30%	PUR	54.46%	OO	84.37%	0	69.62%
FL	14.49%	PUD	22.90%	FULL/AL	31.22%	RNC	23.54%	2H	9.71%	12	4.54%
NV	7.11%	CND	12.76%	PREFER	26.77%	RCO	22.00%	INV	5.91%	24	0.22%
AZ	5.00%	CNDP	3.22%	NINA	3.70%					36	21.79%
IL	3.07%	2-4U	2.28%	NO RATI	1.01%					60	3.84%

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$101,624,776 ARM Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3/27 LIB6M	$3,540,710	15	3.48	$236,047	6.120	358	721	78.5
3/27 LIB6M - IO	$3,320,340	14	3.27	$237,167	5.569	356	719	75.4
3/1 LIB12M	$12,852,779	45	12.65	$285,617	5.293	356	719	76.4
3/1 LIB12M - IO	$81,910,947	200	80.60	$409,555	5.787	357	733	74.8
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$50,000.01 - $100,000.00	$767,881	9	0.76	$85,320	6.202	356	742	75.0
$100,000.01 - $150,000.00	$3,902,026	30	3.84	$130,068	5.795	356	711	77.5
$150,000.01 - $200,000.00	$5,868,520	34	5.77	$172,604	5.760	356	717	80.5
$200,000.01 - $250,000.00	$5,363,483	24	5.28	$223,478	5.614	357	705	80.3
$250,000.01 - $300,000.00	$6,970,570	25	6.86	$278,823	5.773	357	719	80.3
$300,000.01 - $350,000.00	$6,516,280	20	6.41	$325,814	5.873	356	719	76.4
$350,000.01 - $400,000.00	$7,837,347	21	7.71	$373,207	5.831	357	728	74.5
$400,000.01 - $450,000.00	$12,824,991	30	12.62	$427,500	5.730	357	726	75.6
$450,000.01 - $500,000.00	$11,293,120	24	11.11	$470,547	5.722	357	734	73.4
$500,000.01 - $550,000.00	$6,783,399	13	6.67	$521,800	5.926	357	737	79.7
$550,000.01 - $600,000.00	$4,679,047	8	4.60	$584,881	5.778	357	754	77.7
$600,000.01 - $650,000.00	$7,657,660	12	7.54	$638,138	5.724	357	743	72.5
$650,000.01 - $700,000.00	$3,371,366	5	3.32	$674,273	5.424	357	769	77.1
$700,000.01 - $750,000.00	$747,000	1	0.74	$747,000	5.750	358	810	80.0
$750,000.01 - $1,000,000.00	$15,542,475	17	15.29	$914,263	5.506	356	735	67.2
$1,000,000.01 - $1,500,000.00	$1,499,609	1	1.48	$1,499,609	6.250	356	721	72.3
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$50,000.01 - $100,000.00	$767,881	9	0.76	$85,320	6.202	356	742	75.0
$100,000.01 - $150,000.00	$3,902,026	30	3.84	$130,068	5.795	356	711	77.5
$150,000.01 - $200,000.00	$5,868,520	34	5.77	$172,604	5.760	356	717	80.5
$200,000.01 - $250,000.00	$5,363,483	24	5.28	$223,478	5.614	357	705	80.3
$250,000.01 - $300,000.00	$6,970,570	25	6.86	$278,823	5.773	357	719	80.3
$300,000.01 - $350,000.00	$6,170,530	19	6.07	$324,765	5.859	356	720	76.2
$350,000.01 - $400,000.00	$7,837,347	21	7.71	$373,207	5.831	357	728	74.5
$400,000.01 - $450,000.00	$12,824,991	30	12.62	$427,500	5.730	357	726	75.6
$450,000.01 - $500,000.00	$11,638,870	25	11.45	$465,555	5.734	357	733	73.6
$500,000.01 - $550,000.00	$6,783,399	13	6.67	$521,800	5.926	357	737	79.7
$550,000.01 - $600,000.00	$4,679,047	8	4.60	$584,881	5.778	357	754	77.7
$600,000.01 - $650,000.00	$7,657,660	12	7.54	$638,138	5.724	357	743	72.5
$650,000.01 - $700,000.00	$3,371,366	5	3.32	$674,273	5.424	357	769	77.1
$700,000.01 - $750,000.00	$747,000	1	0.74	$747,000	5.750	358	810	80.0
$750,000.01 - $1,000,000.00	$15,542,475	17	15.29	$914,263	5.506	356	735	67.2
$1,000,000.01 - $1,500,000.00	$1,499,609	1	1.48	$1,499,609	6.250	356	721	72.3
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$108,761	1	0.11	$108,761	5.500	358	711	88.3
Arizona	$5,082,297	16	5.00	$317,644	5.703	356	743	80.0
California	$42,542,876	91	41.86	$467,504	5.755	357	729	74.3
Colorado								

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$101,624,776 ARM Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$2,593,837	10	2.55	$259,384	5.305	356	729	71.4
Connecticut	$1,320,540	3	1.30	$440,180	5.206	355	691	59.6
District of Columbia	$157,500	1	0.15	$157,500	6.250	356	752	89.0
Florida	$14,729,476	43	14.49	$342,546	5.738	357	738	74.3
Georgia	$1,230,285	8	1.21	$153,786	5.331	355	734	79.1
Hawaii	$2,207,955	6	2.17	$367,993	5.725	356	704	80.4
Iowa	$87,374	1	0.09	$87,374	7.125	352	727	95.0
Idaho	$211,981	1	0.21	$211,981	5.625	356	726	80.0
Illinois	$3,116,449	8	3.07	$389,556	5.916	357	697	75.1
Indiana	$883,945	4	0.87	$220,986	5.403	357	727	87.5
Kansas	$615,000	1	0.61	$615,000	5.875	357	755	73.1
Kentucky	$321,519	2	0.32	$160,760	6.138	356	666	79.1
Massachusetts	$847,897	2	0.83	$423,949	5.882	357	774	83.7
Maryland	$2,124,902	4	2.09	$531,226	6.022	358	729	72.2
Michigan	$1,793,876	6	1.77	$298,979	5.763	357	720	66.1
Minnesota	$152,953	1	0.15	$152,953	5.375	354	797	70.0
Missouri	$246,353	1	0.24	$246,353	5.500	354	670	80.0
North Carolina	$1,914,870	3	1.88	$638,290	5.156	357	751	76.6
New Jersey	$880,000	1	0.87	$880,000	6.000	357	718	80.0
New Mexico	$129,727	1	0.13	$129,727	6.000	356	757	89.8
Nevada	$7,224,521	23	7.11	$314,110	5.883	356	735	77.4
New York	$1,475,679	4	1.45	$368,920	5.988	358	727	74.3
Ohio	$970,000	5	0.95	$194,000	5.230	357	715	77.6
Oregon	$558,720	3	0.55	$186,240	5.439	357	757	68.7
Pennsylvania	$89,664	1	0.09	$89,664	6.375	356	712	90.0
Rhode Island	$460,000	1	0.45	$460,000	5.750	358	726	80.0
South Carolina	$355,800	1	0.35	$355,800	6.000	355	702	80.0
Tennessee	$477,905	2	0.47	$238,953	7.000	358	705	89.1
Texas	$773,193	3	0.76	$257,731	5.584	357	716	83.1
Utah	$228,970	2	0.23	$114,485	5.258	356	690	84.1
Virginia	$2,869,600	6	2.82	$478,267	5.943	358	749	74.0
Washington	$2,025,765	5	1.99	$405,153	5.114	355	752	72.1
Wisconsin	$663,320	2	0.65	$331,660	5.674	357	760	73.9
West Virginia	$151,264	1	0.15	$151,264	4.875	354	682	94.1
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$3,270,404	10	3.22	$327,040	5.288	356	730	42.5
50.01 - 55.00	$1,527,199	4	1.50	$381,800	5.458	356	743	53.3
55.01 - 60.00	$5,867,692	10	5.77	$586,769	5.249	357	730	57.9
60.01 - 65.00	$6,200,246	13	6.10	$476,942	5.464	356	732	63.6
65.01 - 70.00	$7,733,892	20	7.61	$386,695	5.568	357	728	67.9
70.01 - 75.00	$15,019,645	31	14.78	$484,505	5.824	357	728	73.5
75.01 - 80.00	$51,248,992	139	50.43	$368,698	5.821	357	735	79.6
80.01 - 85.00	$1,366,982	4	1.35	$341,746	5.741	357	722	84.8
85.01 - 90.00	$6,639,507	30	6.53	$221,317	5.907	357	715	89.4
90.01 - 95.00	$2,750,217	13	2.71	$211,555	5.799	357	713	94.9
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.501 - 4.000	$223,972	1	0.22	$223,972	4.000	357	632	90.0
4.001 - 4.500	$3,572,015	6	3.51	$595,336	4.474	355	751	62.6

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$101,624,776 ARM Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$10,706,410	27	10.54	$396,534	4.874	356	735	72.1
5.001 - 5.500	$23,800,445	64	23.42	$371,882	5.364	356	732	73.0
5.501 - 6.000	$34,827,470	98	34.27	$355,382	5.840	357	734	76.7
6.001 - 6.500	$22,437,434	57	22.08	$393,639	6.260	357	723	76.6
6.501 - 7.000	$5,206,655	18	5.12	$289,259	6.832	357	723	81.0
7.001 - 7.500	$850,374	3	0.84	$283,458	7.125	357	694	84.9
	$101,624,776	274	100.00	$370,893	5.729	357	731	75.1

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$59,805,545	160	58.85	$373,785	5.815	357	726	74.8
PUD	$23,267,820	67	22.90	$347,281	5.511	356	738	76.8
CND	$12,964,180	38	12.76	$341,163	5.661	357	733	75.6
CNDP	$3,273,295	5	3.22	$654,659	5.536	357	757	69.2
2-4U	$2,313,936	4	2.28	$578,484	6.346	357	734	72.3
	$101,624,776	274	100.00	$370,893	5.729	357	731	75.1

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$55,343,509	124	54.46	$446,319	5.753	357	741	77.6
RNC	$23,924,620	88	23.54	$271,871	5.730	356	720	75.1
RCO	$22,356,647	62	22.00	$360,591	5.668	357	716	69.2
	$101,624,776	274	100.00	$370,893	5.729	357	731	75.1

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$85,745,594	226	84.37	$379,405	5.724	357	730	75.4
2H	$9,872,639	30	9.71	$329,088	5.528	356	740	75.7
INV	$6,006,543	18	5.91	$333,697	6.138	357	730	70.6
	$101,624,776	274	100.00	$370,893	5.729	357	731	75.1

Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
359	$1,195,738	4	1.18	$298,934	5.535	359	707	71.0
358	$34,454,071	84	33.90	$410,168	6.010	358	727	77.2
357	$26,756,679	73	26.33	$366,530	5.614	357	732	75.7
356	$24,207,507	70	23.82	$345,822	5.649	356	735	73.8
355	$9,440,920	28	9.29	$337,176	5.595	355	731	71.7
354	$2,828,434	8	2.78	$353,554	5.145	354	719	68.4
353	$2,355,153	4	2.32	$588,788	5.029	353	759	74.0
352	$240,774	2	0.24	$120,387	6.806	352	714	95.0
348	$145,500	1	0.14	$145,500	5.000	348	716	80.0
	$101,624,776	274	100.00	$370,893	5.729	357	731	75.1

Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$37,905,265	95	37.30	$399,003	5.963	357	726	75.1

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$101,624,776 ARM Rate Mortgage Loans

Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL/ALT	$31,729,254	94	31.22	$337,545	5.366	357	732	74.9
PREFERRED	$27,207,060	68	26.77	$400,104	5.727	356	739	75.7
NINA	$3,759,935	14	3.70	$268,567	6.243	357	708	73.1
NO RATIO	$1,023,261	3	1.01	$341,087	6.476	358	704	77.1
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

Range of FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
621 - 640	$1,630,779	7	1.60	$232,968	5.445	357	626	84.8
641 - 660	$2,997,431	12	2.95	$249,786	5.634	357	652	76.1
661 - 680	$8,561,697	27	8.42	$317,100	6.089	357	667	75.3
681 - 700	$6,115,882	18	6.02	$339,771	5.461	357	692	72.3
701 - 720	$19,283,948	57	18.98	$338,315	5.906	357	710	75.7
721 - 740	$19,503,789	47	19.19	$414,974	5.821	357	730	76.3
741 - 760	$19,896,812	52	19.58	$382,631	5.592	357	751	75.0
761 - 780	$12,286,018	27	12.09	$455,038	5.605	357	771	72.7
781 - 800	$8,342,276	20	8.21	$417,114	5.502	356	787	73.7
801 - 820	$3,006,144	7	2.96	$429,449	5.814	357	807	77.8
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$70,747,695	164	69.62	$431,388	5.716	357	736	73.6
12	$4,615,611	13	4.54	$355,047	5.331	357	715	78.7
24	$220,000	1	0.22	$220,000	7.000	356	687	80.0
36	$22,143,414	81	21.79	$273,375	5.904	356	722	79.5
60	$3,898,056	15	3.84	$259,870	5.364	357	707	74.2
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

80% LTV/PMI Analysis (Excludes 227 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, with MI	$10,756,707	47	100.00	$228,866	5.859	357	715	90.2
	$10,756,707	**47**	**100.00**	**$228,866**	**5.859**	**357**	**715**	**90.2**

Months to Roll

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
24	$145,500	1	0.14	$145,500	5.000	348	716	80.0
28	$240,774	2	0.24	$120,387	6.806	352	714	95.0
29	$2,355,153	4	2.32	$588,788	5.029	353	759	74.0
30	$2,828,434	8	2.78	$353,554	5.145	354	719	68.4
31	$9,440,920	28	9.29	$337,176	5.595	355	731	71.7
32	$24,207,507	70	23.82	$345,822	5.649	356	735	73.8
33	$26,756,679	73	26.33	$366,530	5.614	357	732	75.7
34	$34,454,071	84	33.90	$410,168	6.010	358	727	77.2
35	$1,195,738	4	1.18	$298,934	5.535	359	707	71.0
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$101,624,776 ARM Rate Mortgage Loans

Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$99,024,964	262	97.44	$377,958	5.715	357	732	74.7
3.001 - 4.000	$2,599,812	12	2.56	$216,651	6.248	357	695	93.5
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.001 - 10.000	$369,472	2	0.36	$184,736	4.394	353	665	86.1
10.001 - 11.000	$15,132,259	38	14.89	$398,217	4.833	356	738	70.2
11.001 - 12.000	$57,877,317	156	56.95	$371,008	5.651	357	733	75.1
12.001 - 13.000	$27,395,353	75	26.96	$365,271	6.363	357	723	77.5
13.001 - 14.000	$850,374	3	0.84	$283,458	7.125	357	694	84.9
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11/07	$145,500	1	0.14	$145,500	5.000	348	716	80.0
03/08	$240,774	2	0.24	$120,387	6.806	352	714	95.0
04/08	$2,355,153	4	2.32	$588,788	5.029	353	759	74.0
05/08	$2,828,434	8	2.78	$353,554	5.145	354	719	68.4
06/08	$9,440,920	28	9.29	$337,176	5.595	355	731	71.7
07/08	$24,207,507	70	23.82	$345,822	5.649	356	735	73.8
08/08	$26,756,679	73	26.33	$366,530	5.614	357	732	75.7
09/08	$34,454,071	84	33.90	$410,168	6.010	358	727	77.2
10/08	$1,195,738	4	1.18	$298,934	5.535	359	707	71.0
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
36	$101,624,776	274	100.00	$370,893	5.729	357	731	75.1
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

Floor Rate

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$99,024,964	262	97.44	$377,958	5.715	357	732	74.7
3.001 - 4.000	$2,599,812	12	2.56	$216,651	6.248	357	695	93.5
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000	$52,424,447	166	51.59	$315,810	5.749	356	727	77.4
3.000	$902,010	4	0.89	$225,503	5.349	353	711	73.5
4.000	$1,550,598	8	1.53	$193,825	5.729	356	724	80.9
6.000	$46,747,721	96	46.00	$486,955	5.714	357	735	72.4
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

Countrywide

SECURITIES CORPORATION

A Countrywide Capital Markets Company

$101,624,776 ARM Rate Mortgage Loans

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$3,320,340	14	3.27	$237,167	5.569	356	719	75.4
2.000	$98,304,436	260	96.73	$378,094	5.734	357	731	75.1
	$101,624,776	**274**	**100.00**	**$370,893**	**5.729**	**357**	**731**	**75.1**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$222,686,197 ARM Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	1,050	
Total Outstanding Balance	$222,686,197	
Average Loan Balance	$212,082	$49,812 to $630,000
WA Mortgage Rate	5.908%	4.000% to 8.625%
WA Mortgage Rate Net LPMI	5.892%	4.000% to 8.125%
Net WAC	5.531%	3.616% to 7.741%
ARM Characteristics		
WA Gross Margin	2.509%	2.250% to 9.875%
WA Months to First Roll	57	43 to 60
WA First Periodic Cap	4.902%	0.000% to 6.000%
WA Subsequent Periodic Cap	1.656%	0.000% to 2.000%
WA Lifetime Cap	11.364%	9.500% to 14.625%
WA Lifetime Floor	2.617%	2.250% to 9.875%
WA Original Term (months)	360	360 to 360
WA Remaining Term (months)	357	343 to 360
WA Age (months)	3	0 to 17
WA LTV	75.61%	6.88% to 100.00%
WA FICO	722	

	1st Liens	100.00%
	2nd Liens	0.00%
Prepayment Penalty at Loan Orig (% of all loans)		33.54%
Prepay Moves Exempted	Soft	17.38%
	Hard	16.16%
	No Prepay	66.46%
	Unknown	0.00%
Percent of IO		82.39%

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	28.34%	SFR	52.18%	REDUCE	45.23%	PUR	63.59%	OO	70.04%	0	66.46%
FL	8.60%	PUD	26.23%	FULL/AL	28.95%	RCO	26.99%	INV	19.67%	6	0.15%
NV	7.52%	CND	15.46%	NINA	14.43%	RNC	9.42%	2H	10.30%	7	1.59%
AZ	6.87%	2-4U	5.68%	PREFER	8.15%					12	9.29%
GA	5.18%	CNDP	0.44%	SISA	2.02%					24	4.26%
				NO RATI	1.12%					36	16.76%
				STREAM	0.11%					60	1.49%

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$222,686,197 ARM Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5/1 CMT1Y	$542,593	2	0.24	$271,297	5.852	350	686	85.3
5/25 LIB6M	$19,934,904	108	8.95	$184,582	6.105	357	716	73.6
5/25 LIB6M - IO	$98,697,911	448	44.32	$220,308	6.090	357	727	73.9
5/1 LIB12M	$18,727,599	97	8.41	$193,068	5.538	356	714	77.5
5/1 LIB12M - IO	$84,783,190	395	38.07	$214,641	5.733	357	720	77.6
	$222,686,197	**1,050**	**100.00**	**$212,082**	**5.908**	**357**	**722**	**75.6**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$49,812	1	0.02	$49,812	7.500	355	626	66.7
$50,000.01 - $100,000.00	$4,745,683	55	2.13	$86,285	5.964	357	732	74.2
$100,000.01 - $150,000.00	$30,088,928	236	13.51	$127,495	6.069	357	727	77.1
$150,000.01 - $200,000.00	$40,902,810	233	18.37	$175,549	5.892	357	722	75.5
$200,000.01 - $250,000.00	$43,123,394	191	19.37	$225,777	5.841	357	721	76.1
$250,000.01 - $300,000.00	$43,745,022	159	19.64	$275,126	5.857	357	718	75.4
$300,000.01 - $350,000.00	$40,190,774	124	18.05	$324,119	5.883	357	727	76.1
$350,000.01 - $400,000.00	$14,211,312	39	6.38	$364,393	6.001	358	712	71.3
$400,000.01 - $450,000.00	$2,496,100	6	1.12	$416,017	5.878	358	704	75.9
$450,000.01 - $500,000.00	$905,899	2	0.41	$452,950	6.376	357	757	75.0
$500,000.01 - $550,000.00	$1,596,461	3	0.72	$532,154	6.049	358	721	74.5
$600,000.01 - $650,000.00	$630,000	1	0.28	$630,000	5.625	358	757	72.8
	$222,686,197	**1,050**	**100.00**	**$212,082**	**5.908**	**357**	**722**	**75.6**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$49,812	1	0.02	$49,812	7.500	355	626	66.7
$50,000.01 - $100,000.00	$4,694,183	54	2.11	$86,929	5.970	357	731	74.3
$100,000.01 - $150,000.00	$30,088,928	236	13.51	$127,495	6.069	357	727	77.1
$150,000.01 - $200,000.00	$40,708,922	232	18.28	$175,469	5.897	357	722	75.5
$200,000.01 - $250,000.00	$43,317,282	192	19.45	$225,611	5.836	357	721	76.1
$250,000.01 - $300,000.00	$43,796,523	160	19.67	$273,728	5.856	357	718	75.4
$300,000.01 - $350,000.00	$39,525,470	122	17.75	$323,979	5.887	357	726	76.2
$350,000.01 - $400,000.00	$14,876,617	41	6.68	$362,844	5.987	358	714	71.3
$400,000.01 - $450,000.00	$2,496,100	6	1.12	$416,017	5.878	358	704	75.9
$450,000.01 - $500,000.00	$905,899	2	0.41	$452,950	6.376	357	757	75.0
$500,000.01 - $550,000.00	$1,596,461	3	0.72	$532,154	6.049	358	721	74.5
$600,000.01 - $650,000.00	$630,000	1	0.28	$630,000	5.625	358	757	72.8
	$222,686,197	**1,050**	**100.00**	**$212,082**	**5.908**	**357**	**722**	**75.6**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$1,013,980	6	0.46	$168,997	5.317	357	766	84.5
Arizona	$15,290,375	79	6.87	$193,549	5.982	358	723	76.2
California	$63,103,278	237	28.34	$266,259	5.845	357	723	68.8
Colorado	$8,400,400	46	3.77	$182,617	5.693	357	725	77.8
Connecticut	$1,766,974	9	0.79	$196,330	5.919	357	718	78.6
District of Columbia	$331,441	1	0.15	$331,441	6.875	358	646	80.0
Delaware	$505,159	2	0.23	$252,579	5.168	354	687	76.5
Florida	$19,145,295	106	8.60	$180,616	6.368	358	724	79.9
Georgia	$11,532,090	68	5.18	$169,590	5.853	357	729	79.7
Hawaii	$6,024,895	17	2.71	$354,406	5.905	357	715	75.3
Idaho								

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$222,686,197 ARM Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$1,570,090	11	0.71	$142,735	5.961	358	739	78.1
Illinois	$8,115,567	39	3.64	$208,091	5.928	357	720	79.3
Indiana	$1,003,601	6	0.45	$167,267	5.507	355	687	69.7
Kansas	$659,983	4	0.30	$164,996	6.013	358	696	79.3
Kentucky	$261,096	2	0.12	$130,548	5.484	358	692	86.5
Louisiana	$496,559	4	0.22	$124,140	5.987	357	723	80.0
Massachusetts	$5,108,791	19	2.29	$268,884	6.360	357	726	72.4
Maryland	$5,285,826	23	2.37	$229,819	6.024	357	711	79.0
Maine	$107,283	1	0.05	$107,283	5.500	354	719	69.7
Michigan	$3,560,625	22	1.60	$161,847	5.904	356	722	78.6
Minnesota	$4,776,192	23	2.14	$207,661	5.775	357	730	80.0
Missouri	$3,146,697	19	1.41	$165,616	6.162	357	713	84.9
Mississippi	$224,880	2	0.10	$112,440	6.257	358	766	80.0
Montana	$140,108	1	0.06	$140,108	5.750	356	787	80.0
North Carolina	$3,496,109	21	1.57	$166,481	5.835	357	728	79.0
North Dakota	$266,320	1	0.12	$266,320	5.625	358	766	80.0
Nebraska	$91,777	1	0.04	$91,777	6.000	358	668	80.0
New Hampshire	$1,682,086	8	0.76	$210,261	5.637	354	671	73.7
New Jersey	$3,697,997	16	1.66	$231,125	5.906	357	715	74.3
New Mexico	$293,195	2	0.13	$146,598	5.604	357	754	80.0
Nevada	$16,753,199	72	7.52	$232,683	5.656	357	718	79.2
New York	$2,507,525	8	1.13	$313,441	6.200	357	691	76.7
Ohio	$1,814,220	14	0.81	$129,587	6.343	358	730	83.5
Oregon	$4,016,830	22	1.80	$182,583	6.103	358	725	76.9
Pennsylvania	$1,843,507	10	0.83	$184,351	5.631	357	706	82.7
Rhode Island	$433,858	2	0.19	$216,929	4.602	349	718	72.4
South Carolina	$1,253,582	8	0.56	$156,698	6.060	356	732	83.6
Tennessee	$2,056,633	15	0.92	$137,109	5.943	358	724	80.8
Texas	$2,070,564	15	0.93	$138,038	5.903	358	734	79.5
Utah	$3,256,716	20	1.46	$162,836	5.878	357	735	79.6
Virginia	$6,514,631	26	2.93	$250,563	5.753	357	723	73.7
Washington	$7,995,314	36	3.59	$222,092	5.801	358	723	78.5
Wisconsin	$652,449	4	0.29	$163,112	5.631	351	703	74.2
West Virginia	$284,500	1	0.13	$284,500	6.000	358	672	69.7
Wyoming	$134,000	1	0.06	$134,000	6.125	356	663	80.0
	$222,686,197	**1,050**	**100.00**	**$212,082**	**5.908**	**357**	**722**	**75.6**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$8,372,040	43	3.76	$194,699	5.665	358	728	37.1
50.01 - 55.00	$4,769,885	21	2.14	$227,137	5.610	356	721	52.2
55.01 - 60.00	$5,956,875	26	2.68	$229,111	5.690	356	715	58.0
60.01 - 65.00	$17,204,896	69	7.73	$249,346	5.824	357	721	63.7
65.01 - 70.00	$18,728,048	88	8.41	$212,819	5.994	357	711	69.0
70.01 - 75.00	$18,494,988	81	8.31	$228,333	5.910	357	708	74.0
75.01 - 80.00	$124,707,188	600	56.00	$207,845	5.911	357	728	79.8
80.01 - 85.00	$2,374,791	11	1.07	$215,890	5.873	355	718	83.4
85.01 - 90.00	$13,097,280	65	5.88	$201,497	6.032	357	708	89.6
90.01 - 95.00	$7,907,372	41	3.55	$192,863	6.100	357	713	94.9
95.01 - 100.00	$1,072,834	5	0.48	$214,567	7.005	358	705	100.0
	$222,686,197	**1,050**	**100.00**	**$212,082**	**5.908**	**357**	**722**	**75.6**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$222,686,197 ARM Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.501 - 4.000	$231,846	1	0.10	$231,846	4.000	355	745	80.5
4.001 - 4.500	$1,001,533	5	0.45	$200,307	4.500	349	734	69.2
4.501 - 5.000	$11,723,690	57	5.26	$205,679	4.912	354	713	75.5
5.001 - 5.500	$47,505,637	212	21.33	$224,083	5.364	357	728	74.3
5.501 - 6.000	$83,877,627	384	37.67	$218,431	5.828	357	729	74.2
6.001 - 6.500	$49,811,602	249	22.37	$200,047	6.326	358	714	77.0
6.501 - 7.000	$27,764,227	136	12.47	$204,149	6.754	358	707	79.6
7.001 - 7.500	$49,812	1	0.02	$49,812	7.500	355	626	66.7
8.001 - 8.500	$534,980	4	0.24	$133,745	8.252	358	713	91.7
8.501 - 9.000	$185,243	1	0.08	$185,243	8.625	358	685	100.0
	$222,686,197	**1,050**	**100.00**	**$212,082**	**5.908**	**357**	**722**	**75.6**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$116,204,704	568	52.18	$204,586	5.923	357	717	75.0
PUD	$58,417,194	272	26.23	$214,769	5.855	358	728	77.6
CND	$34,434,227	164	15.46	$209,965	5.890	357	730	76.7
2-4U	$12,645,614	42	5.68	$301,086	6.098	357	713	69.3
CNDP	$984,459	4	0.44	$246,115	5.608	358	733	73.5
	$222,686,197	**1,050**	**100.00**	**$212,082**	**5.908**	**357**	**722**	**75.6**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$141,604,454	693	63.59	$204,335	5.944	357	732	79.0
RCO	$60,105,208	257	26.99	$233,872	5.892	357	702	68.2
RNC	$20,976,535	100	9.42	$209,765	5.713	357	709	74.3
	$222,686,197	**1,050**	**100.00**	**$212,082**	**5.908**	**357**	**722**	**75.6**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$155,962,599	708	70.04	$220,286	5.853	357	718	76.0
INV	$43,794,910	232	19.67	$188,771	6.155	357	726	72.3
2H	$22,928,688	110	10.30	$208,443	5.817	357	743	79.4
	$222,686,197	**1,050**	**100.00**	**$212,082**	**5.908**	**357**	**722**	**75.6**

Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
360	$806,700	5	0.36	$161,340	6.124	360	722	60.4
359	$22,337,665	106	10.03	$210,733	6.001	359	717	75.0
358	$109,666,623	499	49.25	$219,773	5.961	358	722	74.9
357	$55,194,490	263	24.79	$209,865	5.912	357	725	78.2
356	$20,259,750	106	9.10	$191,130	5.854	356	727	75.2
355	$5,709,554	27	2.56	$211,465	5.669	355	725	74.2
354	$1,471,866	8	0.66	$183,983	5.965	354	678	81.8
353	$1,066,264	5	0.48	$213,253	5.389	353	716	75.5
352	$719,517	4	0.32	$179,879	5.704	352	691	77.1
351	$231,879	1	0.10	$231,879	5.875	351	791	80.0
350	$557,705	3	0.25	$185,902	4.717	350	662	61.8
349	$789,950	3	0.35	$263,317	4.818	349	707	69.7
348	$1,139,424	6	0.51	$189,904	4.614	348	726	66.0

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$222,686,197 ARM Rate Mortgage Loans

Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
347	$1,455,477	6	0.65	$242,580	5.050	347	712	69.7
346	$526,606	4	0.24	$131,651	5.210	346	692	73.5
345	$408,634	2	0.18	$204,317	5.318	345	672	80.0
344	$187,701	1	0.08	$187,701	5.000	344	695	67.2
343	$156,392	1	0.07	$156,392	4.875	343	755	76.9
	$222,686,197	1,050	100.00	$212,082	5.908	357	722	75.6

Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$100,721,143	458	45.23	$219,915	6.071	358	725	76.0
FULL/ALT	$64,457,620	331	28.95	$194,736	5.667	357	714	78.3
NINA	$32,123,250	146	14.43	$220,022	6.081	357	719	69.3
PREFERRED	$18,146,200	82	8.15	$221,295	5.568	357	753	79.8
SISA	$4,501,176	21	2.02	$214,342	6.133	357	688	64.6
NO RATIO	$2,502,973	11	1.12	$227,543	5.507	354	705	60.5
STREAMLINE	$233,836	1	0.11	$233,836	5.000	358	601	80.0
	$222,686,197	1,050	100.00	$212,082	5.908	357	722	75.6

Range of FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
581 - 600	$390,000	1	0.18	$390,000	6.500	356	594	52.4
601 - 620	$2,914,285	12	1.31	$242,857	5.787	357	616	70.6
621 - 640	$5,569,376	26	2.50	$214,207	5.831	358	631	78.7
641 - 660	$13,913,534	64	6.25	$217,399	5.987	357	650	73.8
661 - 680	$20,412,886	97	9.17	$210,442	6.056	357	671	76.0
681 - 700	$28,922,479	137	12.99	$211,113	5.983	357	691	76.0
701 - 720	$32,455,178	149	14.57	$217,820	6.028	357	711	76.2
721 - 740	$34,395,480	164	15.45	$209,729	5.876	357	730	77.3
741 - 760	$35,227,508	166	15.82	$212,214	5.814	357	751	75.3
761 - 780	$25,995,760	124	11.67	$209,643	5.813	357	770	75.2
781 - 800	$15,691,372	75	7.05	$209,218	5.785	357	789	72.5
801 - 820	$6,798,339	35	3.05	$194,238	5.805	357	806	76.0
	$222,686,197	1,050	100.00	$212,082	5.908	357	722	75.6

Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$148,003,184	689	66.46	$214,809	5.845	357	723	76.8
6	$338,000	1	0.15	$338,000	6.750	359	735	65.0
7	$3,539,450	16	1.59	$221,216	6.113	357	724	66.6
12	$20,678,183	94	9.29	$219,981	6.058	357	725	72.6
24	$9,494,011	41	4.26	$231,561	6.061	358	717	68.9
36	$37,319,893	191	16.76	$195,392	6.004	357	716	74.9
60	$3,313,476	18	1.49	$184,082	5.968	358	716	78.4
	$222,686,197	1,050	100.00	$212,082	5.908	357	722	75.6

80% LTV/PMI Analysis (Excludes 928 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, with MI	$24,452,277	122	100.00	$200,428	6.081	357	711	91.2
	$24,452,277	122	100.00	$200,428	6.081	357	711	91.2

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$222,686,197 ARM Rate Mortgage Loans

Months to Roll

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
43	$156,392	1	0.07	$156,392	4.875	343	755	76.9
44	$187,701	1	0.08	$187,701	5.000	344	695	67.2
45	$408,634	2	0.18	$204,317	5.318	345	672	80.0
46	$526,606	4	0.24	$131,651	5.210	346	692	73.5
47	$1,455,477	6	0.65	$242,580	5.050	347	712	69.7
48	$1,139,424	6	0.51	$189,904	4.614	348	726	66.0
49	$789,950	3	0.35	$263,317	4.818	349	707	69.7
50	$557,705	3	0.25	$185,902	4.717	350	662	61.8
51	$231,879	1	0.10	$231,879	5.875	351	791	80.0
52	$719,517	4	0.32	$179,879	5.704	352	691	77.1
53	$1,066,264	5	0.48	$213,253	5.389	353	716	75.5
54	$1,471,866	8	0.66	$183,983	5.965	354	678	81.8
55	$5,709,554	27	2.56	$211,465	5.669	355	725	74.2
56	$20,259,750	106	9.10	$191,130	5.854	356	727	75.2
57	$55,194,490	263	24.79	$209,865	5.912	357	725	78.2
58	$109,666,623	499	49.25	$219,773	5.961	358	722	74.9
59	$22,337,665	106	10.03	$210,733	6.001	359	717	75.0
60	$806,700	5	0.36	$161,340	6.124	360	722	60.4
	$222,686,197	**1,050**	**100.00**	**$212,082**	**5.908**	**357**	**722**	**75.6**

Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$186,776,454	884	83.87	$211,286	5.857	357	723	75.8
3.001 - 4.000	$32,675,197	150	14.67	$217,835	6.153	358	716	74.6
4.001 - 5.000	$1,921,313	11	0.86	$174,665	6.547	357	695	77.7
5.001 - 6.000	$1,150,385	4	0.52	$287,596	6.433	358	704	71.8
9.001 - 10.000	$162,848	1	0.07	$162,848	4.875	358	629	89.1
	$222,686,197	**1,050**	**100.00**	**$212,082**	**5.908**	**357**	**722**	**75.6**

Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.001 - 10.000	$10,506,225	52	4.72	$202,043	4.872	353	719	74.9
10.001 - 11.000	$82,562,749	384	37.08	$215,007	5.597	357	729	77.1
11.001 - 12.000	$82,905,795	384	37.23	$215,901	6.018	357	721	73.1
12.001 - 13.000	$45,124,864	221	20.26	$204,185	6.482	358	712	77.3
13.001 - 14.000	$866,341	4	0.39	$216,585	5.804	356	687	72.6
14.001 - 15.000	$720,223	5	0.32	$144,045	8.348	358	706	93.9
	$222,686,197	**1,050**	**100.00**	**$212,082**	**5.908**	**357**	**722**	**75.6**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
06/09	$156,392	1	0.07	$156,392	4.875	343	755	76.9
07/09	$187,701	1	0.08	$187,701	5.000	344	695	67.2
08/09	$408,634	2	0.18	$204,317	5.318	345	672	80.0
09/09	$526,606	4	0.24	$131,651	5.210	346	692	73.5
10/09	$1,455,477	6	0.65	$242,580	5.050	347	712	69.7
11/09	$1,139,424	6	0.51	$189,904	4.614	348	726	66.0
12/09	$789,950	3	0.35	$263,317	4.818	349	707	69.7
01/10	$557,705	3	0.25	$185,902	4.717	350	662	61.8
02/10	$231,879	1	0.10	$231,879	5.875	351	791	80.0
03/10	$719,517	4	0.32	$179,879	5.704	352	691	77.1
04/10	$1,066,264	5	0.48	$213,253	5.389	353	716	75.5
05/10	$1,471,866	8	0.66	$183,983	5.965	354	678	81.8
06/10	$5,709,554	27	2.56	$211,465	5.669	355	725	74.2
07/10	$20,259,750	106	9.10	$191,130	5.854	356	727	75.2
08/10	$55,194,490	263	24.79	$209,865	5.912	357	725	78.2

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$222,686,197 ARM Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
09/10	$109,666,623	499	49.25	$219,773	5.961	358	722	74.9
10/10	$22,337,665	106	10.03	$210,733	6.001	359	717	75.0
11/10	$806,700	5	0.36	$161,340	6.124	360	722	60.4
	$222,686,197	1,050	100.00	$212,082	5.908	357	722	75.6

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
60	$222,686,197	1,050	100.00	$212,082	5.908	357	722	75.6
	$222,686,197	1,050	100.00	$212,082	5.908	357	722	75.6

Floor Rate

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$181,705,892	847	81.60	$214,529	5.847	357	723	75.7
3.001 - 4.000	$31,888,485	146	14.32	$218,414	6.169	358	714	74.5
4.001 - 5.000	$992,893	5	0.45	$198,579	6.445	357	723	83.4
5.001 - 6.000	$3,149,733	20	1.41	$157,487	5.903	357	723	77.3
6.001 - 7.000	$4,786,346	31	2.15	$154,398	6.440	358	728	76.3
9.001 - 10.000	$162,848	1	0.07	$162,848	4.875	358	629	89.1
	$222,686,197	1,050	100.00	$212,082	5.908	357	722	75.6

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.000	$162,848	1	0.07	$162,848	4.875	358	629	89.1
2.000	$6,798,664	31	3.05	$219,312	5.526	357	681	80.4
3.000	$31,281,646	151	14.05	$207,163	6.152	358	719	72.0
5.000	$122,524,123	587	55.02	$208,729	5.777	357	724	77.5
6.000	$61,918,916	280	27.81	$221,139	6.089	358	724	73.2
	$222,686,197	1,050	100.00	$212,082	5.908	357	722	75.6

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.000	$162,848	1	0.07	$162,848	4.875	358	629	89.1
1.000	$75,981,253	365	34.12	$208,168	6.094	357	724	74.8
1.500	$584,684	2	0.26	$292,342	6.375	357	669	70.0
2.000	$145,957,412	682	65.54	$214,014	5.811	357	721	76.0
	$222,686,197	1,050	100.00	$212,082	5.908	357	722	75.6

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$514,885,932 ARM Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		896	
Total Outstanding Balance		$514,885,932	
Average Loan Balance		$574,649	$54,800 to $3,000,000
WA Mortgage Rate		5.817%	4.375% to 8.625%
WA Mortgage Rate Net LPMI		5.803%	4.375% to 8.375%
Net WAC		5.516%	4.116% to 7.991%
ARM Characteristics			
WA Gross Margin		2.404%	2.250% to 5.550%
WA Months to First Roll		58	45 to 60
WA First Periodic Cap		5.098%	0.000% to 6.000%
WA Subsequent Periodic Cap		1.892%	0.000% to 5.000%
WA Lifetime Cap		11.110%	9.375% to 14.625%
WA Lifetime Floor		2.420%	2.250% to 7.000%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		358	345 to 360
WA Age (months)		2	0 to 15
WA LTV		73.46%	25.58% to 100.00%
WA FICO		731	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		23.35%	
Prepay Moves Exempted	Soft	16.21%	
	Hard	7.14%	
	No Prepay	76.65%	
	Unknown	0.00%	
Percent of IO		87.03%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	45.81%	SFR	58.31%	FULL/AL	47.34%	PUR	60.85%	OO	79.41%	0	76.65%
FL	9.33%	PUD	25.41%	REDUCE	29.79%	RCO	27.07%	2H	14.85%	7	0.53%
AZ	4.48%	CND	13.21%	PREFER	16.21%	RNC	12.08%	INV	5.75%	8	0.08%
VA	3.55%	2-4U	1.79%	NINA	4.89%					12	10.81%
NV	3.51%	CNDP	1.28%	NO RATI	1.04%					24	2.35%
				SISA	0.64%					36	7.33%
				CLUES-E	0.10%					60	2.25%

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$514,885,932 ARM Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5/1 CMT1Y	$867,966	2	0.17	$433,983	6.335	358	719	79.3
5/25 LIB6M	$8,214,683	22	1.60	$373,395	6.552	358	696	76.3
5/25 LIB6M - IO	$97,043,629	221	18.85	$439,111	6.190	358	726	76.3
5/1 LIB12M	$57,695,816	97	11.21	$594,802	5.602	358	735	69.6
5/1 LIB12M - IO	$351,063,838	554	68.18	$633,689	5.731	358	732	73.2
	$514,885,932	896	100.00	$574,649	5.817	358	731	73.5

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$50,000.01 - $100,000.00	$390,348	5	0.08	$78,070	6.923	357	734	82.7
$100,000.01 - $150,000.00	$2,469,927	21	0.48	$117,616	7.372	357	708	85.8
$150,000.01 - $200,000.00	$3,748,079	21	0.73	$178,480	7.307	358	706	88.7
$200,000.01 - $250,000.00	$4,118,618	18	0.80	$228,812	7.485	358	722	87.2
$250,000.01 - $300,000.00	$4,432,871	16	0.86	$277,054	7.231	358	726	92.6
$300,000.01 - $350,000.00	$1,588,863	5	0.31	$317,773	7.357	358	733	86.1
$350,000.01 - $400,000.00	$51,714,491	135	10.04	$383,070	6.045	357	719	76.8
$400,000.01 - $450,000.00	$58,022,176	136	11.27	$426,634	5.926	358	724	77.3
$450,000.01 - $500,000.00	$54,869,980	115	10.66	$477,130	5.819	358	730	76.8
$500,000.01 - $550,000.00	$52,796,444	101	10.25	$522,737	5.749	358	727	76.1
$550,000.01 - $600,000.00	$41,975,479	73	8.15	$575,007	5.865	358	731	77.4
$600,000.01 - $650,000.00	$44,959,986	71	8.73	$633,239	5.699	358	732	74.4
$650,000.01 - $700,000.00	$14,902,975	22	2.89	$677,408	5.806	358	735	73.3
$700,000.01 - $750,000.00	$17,462,145	24	3.39	$727,589	5.557	358	748	68.9
$750,000.01 - $1,000,000.00	$66,103,369	74	12.84	$893,289	5.629	357	733	68.7
$1,000,000.01 - $1,500,000.00	$49,449,425	37	9.60	$1,336,471	5.621	357	740	66.0
$1,500,000.01 - $2,000,000.00	$26,780,003	15	5.20	$1,785,334	5.511	357	757	64.5
>= $2,000,000.01	$19,100,753	7	3.71	$2,728,679	5.715	357	720	64.3
	$514,885,932	896	100.00	$574,649	5.817	358	731	73.5

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$50,000.01 - $100,000.00	$291,212	4	0.06	$72,803	7.364	357	717	83.6
$100,000.01 - $150,000.00	$2,469,927	21	0.48	$117,616	7.372	357	708	85.8
$150,000.01 - $200,000.00	$3,573,071	20	0.69	$178,654	7.347	358	703	89.2
$200,000.01 - $250,000.00	$4,118,618	18	0.80	$228,812	7.485	358	722	87.2
$250,000.01 - $300,000.00	$3,842,039	14	0.75	$274,431	7.458	358	719	94.6
$300,000.01 - $350,000.00	$1,588,863	5	0.31	$317,773	7.357	358	733	86.1
$350,000.01 - $400,000.00	$50,952,772	133	9.90	$383,104	6.057	357	718	76.9
$400,000.01 - $450,000.00	$58,268,817	137	11.32	$425,320	5.925	358	724	77.2
$450,000.01 - $500,000.00	$56,250,034	120	10.92	$468,750	5.814	358	731	76.9
$500,000.01 - $550,000.00	$52,796,444	101	10.25	$522,737	5.749	358	727	76.1
$550,000.01 - $600,000.00	$41,975,479	73	8.15	$575,007	5.865	358	731	77.4
$600,000.01 - $650,000.00	$44,336,983	70	8.61	$633,385	5.683	358	731	74.9
$650,000.01 - $700,000.00	$15,525,979	23	3.02	$675,043	5.848	358	737	71.9
$700,000.01 - $750,000.00	$17,462,145	24	3.39	$727,589	5.557	358	748	68.9
$750,000.01 - $1,000,000.00	$66,103,369	74	12.84	$893,289	5.629	357	733	68.7
$1,000,000.01 - $1,500,000.00	$49,449,425	37	9.60	$1,336,471	5.621	357	740	66.0
$1,500,000.01 - $2,000,000.00	$26,780,003	15	5.20	$1,785,334	5.511	357	757	64.5
>= $2,000,000.01	$19,100,753	7	3.71	$2,728,679	5.715	357	720	64.3
	$514,885,932	896	100.00	$574,649	5.817	358	731	73.5

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$514,885,932 ARM Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$520,000	1	0.10	$520,000	5.000	357	806	59.1
Arizona	$23,071,809	46	4.48	$501,561	5.899	357	721	75.6
California	$235,892,525	400	45.81	$589,731	5.778	358	731	72.3
Colorado	$11,818,020	17	2.30	$695,178	5.778	357	734	71.8
Connecticut	$6,644,031	9	1.29	$738,226	5.532	358	743	64.1
District of Columbia	$4,100,017	6	0.80	$683,336	5.482	357	756	78.3
Florida	$48,047,924	98	9.33	$490,285	6.153	358	732	75.9
Georgia	$8,544,385	13	1.66	$657,260	5.490	358	729	73.6
Hawaii	$7,587,652	11	1.47	$689,787	5.874	357	755	76.3
Idaho	$1,883,288	3	0.37	$627,763	5.392	359	771	73.3
Illinois	$13,660,023	24	2.65	$569,168	5.691	358	727	75.3
Indiana	$648,703	1	0.13	$648,703	6.000	358	704	64.0
Kentucky	$867,850	2	0.17	$433,925	6.035	359	676	78.2
Massachusetts	$11,251,867	18	2.19	$625,104	5.779	358	720	75.9
Maryland	$12,254,718	23	2.38	$532,814	5.897	357	736	76.7
Michigan	$7,875,042	12	1.53	$656,254	5.749	358	738	71.2
Minnesota	$7,618,759	12	1.48	$634,897	6.184	357	713	72.9
Missouri	$3,497,638	10	0.68	$349,764	5.859	356	746	79.4
Montana	$1,356,492	2	0.26	$678,246	5.436	359	772	74.2
North Carolina	$6,006,947	9	1.17	$667,439	5.637	356	726	71.7
New Jersey	$11,973,358	20	2.33	$598,668	5.787	358	713	63.2
New Mexico	$1,919,973	2	0.37	$959,987	5.169	358	776	78.4
Nevada	$18,074,682	35	3.51	$516,419	5.726	358	730	78.6
New York	$9,856,966	14	1.91	$704,069	5.765	357	734	73.9
Ohio	$3,564,903	6	0.69	$594,151	5.949	357	734	69.6
Oregon	$3,750,415	7	0.73	$535,774	6.113	358	738	79.6
Pennsylvania	$2,332,148	5	0.45	$466,430	6.070	357	671	72.4
Rhode Island	$860,000	1	0.17	$860,000	5.500	358	785	80.0
South Carolina	$4,715,669	6	0.92	$785,945	5.620	358	756	74.5
Tennessee	$1,030,774	2	0.20	$515,387	5.665	358	748	77.0
Texas	$4,890,794	9	0.95	$543,422	5.433	357	735	74.7
Utah	$3,650,805	6	0.71	$608,467	5.871	359	731	74.4
Virginia	$18,258,362	41	3.55	$445,326	6.109	358	729	78.9
Vermont	$999,999	1	0.19	$999,999	5.500	357	769	39.2
Washington	$9,729,069	17	1.89	$572,298	5.710	358	725	78.1
Wisconsin	$3,117,466	5	0.61	$623,493	5.539	358	754	64.8
West Virginia	$438,479	1	0.09	$438,479	5.250	357	724	72.9
Wyoming	$2,574,380	1	0.50	$2,574,380	5.875	356	695	68.0
	$514,885,932	**896**	**100.00**	**$574,649**	**5.817**	**358**	**731**	**73.5**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$29,482,423	35	5.73	$842,355	5.496	358	740	42.3
50.01 - 55.00	$11,463,215	15	2.23	$764,214	5.441	357	758	53.1
55.01 - 60.00	$20,580,758	25	4.00	$823,230	5.621	357	738	58.1
60.01 - 65.00	$35,293,176	43	6.85	$820,772	5.537	357	734	63.7
65.01 - 70.00	$66,882,037	86	12.99	$777,698	5.805	358	727	68.8
70.01 - 75.00	$76,381,313	112	14.83	$681,976	5.692	357	732	73.9
75.01 - 80.00	$245,999,532	487	47.78	$505,133	5.866	358	731	79.7
80.01 - 85.00	$713,278	3	0.14	$237,759	6.550	359	709	84.1
85.01 - 90.00	$13,609,232	41	2.64	$331,932	6.488	357	695	89.9
90.01 - 95.00	$9,916,610	31	1.93	$319,891	6.639	358	719	94.8
95.01 - 100.00	$4,564,358	18	0.89	$253,575	7.618	358	713	100.0
	$514,885,932	**896**	**100.00**	**$574,649**	**5.817**	**358**	**731**	**73.5**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$514,885,932 ARM Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$2,302,459	4	0.45	$575,615	4.435	358	729	78.8
4.501 - 5.000	$28,815,715	41	5.60	$702,822	4.926	357	744	68.0
5.001 - 5.500	$165,843,715	237	32.21	$699,763	5.332	357	744	70.4
5.501 - 6.000	$187,050,928	317	36.33	$590,066	5.807	358	731	73.6
6.001 - 6.500	$66,938,177	128	13.00	$522,955	6.293	358	714	75.3
6.501 - 7.000	$42,396,005	89	8.23	$476,360	6.842	358	707	79.2
7.001 - 7.500	$14,255,657	52	2.77	$274,147	7.250	358	716	84.2
7.501 - 8.000	$4,891,343	19	0.95	$257,439	7.725	358	720	91.7
8.001 - 8.500	$1,970,895	7	0.38	$281,556	8.239	358	677	84.1
8.501 - 9.000	$421,037	2	0.08	$210,519	8.625	358	711	95.1
	$514,885,932	**896**	**100.00**	**$574,649**	**5.817**	**358**	**731**	**73.5**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$300,228,151	498	58.31	$602,868	5.792	358	729	71.4
PUD	$130,816,339	234	25.41	$559,044	5.815	358	735	76.1
CND	$68,004,701	136	13.21	$500,035	5.855	358	732	76.4
2-4U	$9,238,641	16	1.79	$577,415	6.413	358	735	75.2
CNDP	$6,598,100	12	1.28	$549,842	5.762	357	717	79.8
	$514,885,932	**896**	**100.00**	**$574,649**	**5.817**	**358**	**731**	**73.5**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$313,315,590	576	60.85	$543,951	5.882	358	736	77.5
RCO	$139,368,419	230	27.07	$605,950	5.768	357	717	67.5
RNC	$62,201,923	90	12.08	$691,132	5.597	357	735	66.5
	$514,885,932	**896**	**100.00**	**$574,649**	**5.817**	**358**	**731**	**73.5**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$408,845,731	695	79.41	$588,267	5.770	358	729	73.6
2H	$76,439,161	114	14.85	$670,519	5.716	358	746	71.5
INV	$29,601,040	87	5.75	$340,242	6.723	358	721	76.7
	$514,885,932	**896**	**100.00**	**$574,649**	**5.817**	**358**	**731**	**73.5**

Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
360	$638,750	1	0.12	$638,750	6.250	360	766	70.0
359	$100,398,187	186	19.50	$539,775	5.798	359	730	75.6
358	$217,941,553	389	42.33	$560,261	5.891	358	730	73.1
357	$119,960,316	206	23.30	$582,332	5.797	357	732	74.2
356	$56,122,201	84	10.90	$668,121	5.664	356	734	69.6
355	$9,967,990	14	1.94	$711,999	5.680	355	754	69.6
354	$4,165,020	7	0.81	$595,003	5.620	354	702	79.0
353	$2,416,900	4	0.47	$604,225	5.253	353	715	76.0
352	$1,500,393	3	0.29	$500,131	5.764	352	719	75.1
346	$824,764	1	0.16	$824,764	5.750	346	668	75.0
345	$949,858	1	0.18	$949,858	5.875	345	774	64.4
	$514,885,932	**896**	**100.00**	**$574,649**	**5.817**	**358**	**731**	**73.5**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$514,885,932 ARM Rate Mortgage Loans

Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL/ALT	$243,729,467	356	47.34	$684,633	5.542	357	733	71.1
REDUCED	$153,400,186	306	29.79	$501,308	6.222	358	716	76.9
PREFERRED	$83,454,981	152	16.21	$549,046	5.582	358	757	74.4
NINA	$25,163,294	66	4.89	$381,262	6.718	358	714	73.9
NO RATIO	$5,357,553	10	1.04	$535,755	6.072	358	718	72.0
SISA	$3,281,600	5	0.64	$656,320	6.023	357	694	66.7
CLUES-EASY DOC	$498,850	1	0.10	$498,850	5.250	358	795	70.2
	$514,885,932	**896**	**100.00**	**$574,649**	**5.817**	**358**	**731**	**73.5**

Range of FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
601 - 620	$1,626,474	3	0.32	$542,158	6.488	358	613	56.7
621 - 640	$12,366,113	26	2.40	$475,620	6.301	358	634	75.9
641 - 660	$15,446,434	32	3.00	$482,701	6.210	358	652	75.0
661 - 680	$47,628,976	95	9.25	$501,358	6.050	358	671	75.5
681 - 700	$55,965,877	107	10.87	$523,046	6.039	357	690	76.4
701 - 720	$64,537,002	114	12.53	$566,114	5.933	358	710	75.0
721 - 740	$76,870,885	126	14.93	$610,086	5.649	358	730	72.9
741 - 760	$83,012,048	141	16.12	$588,738	5.764	358	751	72.7
761 - 780	$91,892,398	147	17.85	$625,118	5.644	358	770	71.3
781 - 800	$57,133,350	87	11.10	$656,705	5.618	358	788	71.2
801 - 820	$8,406,376	18	1.63	$467,021	5.858	358	806	79.0
	$514,885,932	**896**	**100.00**	**$574,649**	**5.817**	**358**	**731**	**73.5**

Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$394,651,836	666	76.65	$592,570	5.743	358	733	73.3
7	$2,730,247	7	0.53	$390,035	6.386	357	710	74.8
8	$423,200	1	0.08	$423,200	5.875	352	786	80.0
12	$55,652,840	95	10.81	$585,819	5.893	358	729	74.0
24	$12,082,257	20	2.35	$604,113	6.025	358	711	70.0
36	$37,742,624	89	7.33	$424,074	6.404	357	714	77.3
60	$11,602,929	18	2.25	$644,607	5.692	358	744	67.8
	$514,885,932	**896**	**100.00**	**$574,649**	**5.817**	**358**	**731**	**73.5**

80% LTV/PMI Analysis (Excludes 803 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, with MI	$28,803,477	93	100.00	$309,715	6.721	358	706	93.0
	$28,803,477	**93**	**100.00**	**$309,715**	**6.721**	**358**	**706**	**93.0**

Months to Roll

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
45	$949,858	1	0.18	$949,858	5.875	345	774	64.4
46	$824,764	1	0.16	$824,764	5.750	346	668	75.0
52	$1,500,393	3	0.29	$500,131	5.764	352	719	75.1
53	$2,416,900	4	0.47	$604,225	5.253	353	715	76.0
54	$4,165,020	7	0.81	$595,003	5.620	354	702	79.0
55	$9,967,990	14	1.94	$711,999	5.680	355	754	69.6
56	$56,122,201	84	10.90	$668,121	5.664	356	734	69.6
57	$119,960,316	206	23.30	$582,332	5.797	357	732	74.2
58	$217,941,553	389	42.33	$560,261	5.891	358	730	73.1
59	$100,398,187	186	19.50	$539,775	5.798	359	730	75.6

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$514,885,932 ARM Rate Mortgage Loans

Months to Roll

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
60	$638,750	1	0.12	$638,750	6.250	360	766	70.0
	$514,885,932	896	100.00	$574,649	5.817	358	731	73.5

Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$472,915,717	805	91.85	$587,473	5.771	358	732	73.2
3.001 - 4.000	$37,392,460	78	7.26	$479,391	6.298	358	722	75.7
4.001 - 5.000	$3,998,896	12	0.78	$333,241	6.704	357	732	84.6
5.001 - 6.000	$578,859	1	0.11	$578,859	6.075	358	672	77.3
	$514,885,932	896	100.00	$574,649	5.817	358	731	73.5

Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.001 - 10.000	$23,421,015	34	4.55	$688,853	4.874	358	739	69.4
10.001 - 11.000	$271,158,214	409	52.66	$662,979	5.534	358	740	71.9
11.001 - 12.000	$159,403,552	295	30.96	$540,351	6.041	358	720	74.4
12.001 - 13.000	$46,678,413	97	9.07	$481,221	6.625	358	720	76.7
13.001 - 14.000	$11,832,806	52	2.30	$227,554	7.453	358	709	89.7
14.001 - 15.000	$2,391,932	9	0.46	$265,770	8.307	358	683	86.0
	$514,885,932	896	100.00	$574,649	5.817	358	731	73.5

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/09	$949,858	1	0.18	$949,858	5.875	345	774	64.4
09/09	$824,764	1	0.16	$824,764	5.750	346	668	75.0
03/10	$1,500,393	3	0.29	$500,131	5.764	352	719	75.1
04/10	$2,416,900	4	0.47	$604,225	5.253	353	715	76.0
05/10	$4,165,020	7	0.81	$595,003	5.620	354	702	79.0
06/10	$9,967,990	14	1.94	$711,999	5.680	355	754	69.6
07/10	$56,122,201	84	10.90	$668,121	5.664	356	734	69.6
08/10	$119,960,316	206	23.30	$582,332	5.797	357	732	74.2
09/10	$217,941,553	389	42.33	$560,261	5.891	358	730	73.1
10/10	$100,398,187	186	19.50	$539,775	5.798	359	730	75.6
11/10	$638,750	1	0.12	$638,750	6.250	360	766	70.0
	$514,885,932	896	100.00	$574,649	5.817	358	731	73.5

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
60	$514,885,932	896	100.00	$574,649	5.817	358	731	73.5
	$514,885,932	896	100.00	$574,649	5.817	358	731	73.5

Floor Rate

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$471,942,744	801	91.66	$589,192	5.770	358	732	73.2
3.001 - 4.000	$37,457,439	78	7.27	$480,224	6.299	358	722	75.8
4.001 - 5.000	$1,405,685	6	0.27	$234,281	7.706	358	725	99.5
5.001 - 6.000	$1,675,108	4	0.33	$418,777	5.803	357	763	73.1
6.001 - 7.000	$2,404,957	7	0.47	$343,565	6.456	357	708	73.7

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$514,885,932 ARM Rate Mortgage Loans

Floor Rate

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$514,885,932	896	100.00	$574,649	5.817	358	731	73.5

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.000	$624,000	1	0.12	$624,000	7.625	359	807	80.0
1.000	$362,400	1	0.07	$362,400	5.750	358	681	80.0
2.000	$750,000	1	0.15	$750,000	6.750	358	786	79.0
3.000	$30,449,562	59	5.91	$516,094	6.091	358	725	73.0
5.000	$364,504,827	590	70.79	$617,805	5.722	358	733	73.0
6.000	$118,195,143	244	22.96	$484,406	6.024	357	726	74.9
	$514,885,932	896	100.00	$574,649	5.817	358	731	73.5

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.000	$624,000	1	0.12	$624,000	7.625	359	807	80.0
1.000	$55,621,665	118	10.80	$471,370	6.125	358	724	75.5
2.000	$458,277,868	776	89.01	$590,564	5.777	358	732	73.2
5.000	$362,400	1	0.07	$362,400	5.750	358	681	80.0
	$514,885,932	896	100.00	$574,649	5.817	358	731	73.5

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$150,894,715 ARM Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		343	
Total Outstanding Balance		$150,894,715	
Average Loan Balance		$439,926	$68,235 to $1,980,000
WA Mortgage Rate		6.006%	4.875% to 8.125%
WA Mortgage Rate Net LPMI		5.991%	4.785% to 8.000%
Net WAC		5.726%	4.401% to 7.741%
ARM Characteristics			
WA Gross Margin		2.378%	2.250% to 4.250%
WA Months to First Roll		82	68 to 84
WA First Periodic Cap		5.151%	3.000% to 6.000%
WA Subsequent Periodic Cap		1.822%	1.000% to 2.000%
WA Lifetime Cap		11.243%	9.875% to 13.125%
WA Lifetime Floor		2.381%	2.250% to 5.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		358	344 to 360
WA Age (months)		2	0 to 16
WA LTV		74.57%	25.69% to 95.00%
WA FICO		715	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		18.53%	
Prepay Moves Exempted	Soft	14.68%	
	Hard	3.85%	
	No Prepay	81.47%	
	Unknown	-0.00%	
Percent of IO		85.69%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	40.71%	SFR	53.24%	REDUCE	48.96%	PUR	51.90%	OO	89.01%	0	81.47%
MI	7.59%	PUD	28.30%	FULL/AL	45.06%	RCO	30.69%	INV	7.66%	12	11.47%
MA	5.18%	CND	8.80%	PREFER	3.32%	RNC	17.41%	2H	3.33%	24	0.16%
FL	4.78%	CNDP	5.61%	NINA	2.08%					36	4.15%
NY	4.58%	2-4U	4.04%	SISA	0.32%					60	2.75%
				STREAM	0.17%						
				NO RATI	0.09%						

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$150,894,715 ARM Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7/1 CMT1Y	$2,919,564	10	1.93	$291,956	6.243	358	721	78.3
7/23 LIB6M	$2,040,115	7	1.35	$291,445	5.916	359	698	78.1
7/23 LIB6M - IO	$24,987,300	96	16.56	$260,284	5.814	360	721	74.0
7/1 LIB12M	$16,635,710	38	11.02	$437,782	5.820	357	714	71.2
7/1 LIB12M - IO	$104,312,026	192	69.13	$543,292	6.077	358	714	75.1
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$50,000.01 - $100,000.00	$407,031	5	0.27	$81,406	6.206	357	759	65.7
$100,000.01 - $150,000.00	$5,056,156	41	3.35	$123,321	5.970	359	719	78.0
$150,000.01 - $200,000.00	$4,165,715	24	2.76	$173,571	5.761	357	693	78.6
$200,000.01 - $250,000.00	$5,131,539	23	3.40	$223,110	5.891	358	717	75.8
$250,000.01 - $300,000.00	$2,949,768	11	1.95	$268,161	5.830	359	709	78.0
$300,000.01 - $350,000.00	$1,321,638	4	0.88	$330,409	5.813	357	711	79.7
$350,000.01 - $400,000.00	$20,663,653	54	13.69	$382,660	6.192	358	706	76.6
$400,000.01 - $450,000.00	$17,055,268	40	11.30	$426,382	5.999	358	714	75.0
$450,000.01 - $500,000.00	$17,665,241	37	11.71	$477,439	6.052	358	720	72.1
$500,000.01 - $550,000.00	$14,102,121	27	9.35	$522,301	5.933	358	716	77.0
$550,000.01 - $600,000.00	$9,782,708	17	6.48	$575,453	5.736	358	717	71.1
$600,000.01 - $650,000.00	$10,081,116	16	6.68	$630,070	6.338	358	723	75.8
$650,000.01 - $700,000.00	$4,751,923	7	3.15	$678,846	6.018	358	680	79.7
$700,000.01 - $750,000.00	$2,846,645	4	1.89	$711,661	5.719	358	741	75.8
$750,000.01 - $1,000,000.00	$20,163,687	23	13.36	$876,682	5.826	358	720	71.6
$1,000,000.01 - $1,500,000.00	$9,080,506	7	6.02	$1,297,215	6.199	358	712	70.1
$1,500,000.01 - $2,000,000.00	$5,670,000	3	3.76	$1,890,000	6.163	358	730	75.0
	$150,894,715	343	100.00	$439,926	6.006	358	715	74.6

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$50,000.01 - $100,000.00	$407,031	5	0.27	$81,406	6.206	357	759	65.7
$100,000.01 - $150,000.00	$5,056,156	41	3.35	$123,321	5.970	359	719	78.0
$150,000.01 - $200,000.00	$4,165,715	24	2.76	$173,571	5.761	357	693	78.6
$200,000.01 - $250,000.00	$5,131,539	23	3.40	$223,110	5.891	358	717	75.8
$250,000.01 - $300,000.00	$2,949,768	11	1.95	$268,161	5.830	359	709	78.0
$300,000.01 - $350,000.00	$1,321,638	4	0.88	$330,409	5.813	357	711	79.7
$350,000.01 - $400,000.00	$20,663,653	54	13.69	$382,660	6.192	358	706	76.6
$400,000.01 - $450,000.00	$17,055,268	40	11.30	$426,382	5.999	358	714	75.0
$450,000.01 - $500,000.00	$17,665,241	37	11.71	$477,439	6.052	358	720	72.1
$500,000.01 - $550,000.00	$14,102,121	27	9.35	$522,301	5.933	358	716	77.0
$550,000.01 - $600,000.00	$9,227,708	16	6.12	$576,732	5.728	358	715	73.0
$600,000.01 - $650,000.00	$10,081,116	16	6.68	$630,070	6.338	358	723	75.8
$650,000.01 - $700,000.00	$5,306,923	8	3.52	$663,365	6.003	358	687	75.5
$700,000.01 - $750,000.00	$2,846,645	4	1.89	$711,661	5.719	358	741	75.8
$750,000.01 - $1,000,000.00	$20,163,687	23	13.36	$876,682	5.826	358	720	71.6
$1,000,000.01 - $1,500,000.00	$9,080,506	7	6.02	$1,297,215	6.199	358	712	70.1
$1,500,000.01 - $2,000,000.00	$5,670,000	3	3.76	$1,890,000	6.163	358	730	75.0
	$150,894,715	343	100.00	$439,926	6.006	358	715	74.6

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama								

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$150,894,715 ARM Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$1,053,599	3	0.70	$351,200	5.430	358	752	78.6
Arizona	$4,439,429	11	2.94	$403,584	6.177	358	755	66.7
California	$61,435,986	105	40.71	$585,105	6.048	358	709	73.5
Colorado	$3,115,179	5	2.06	$623,036	6.143	358	729	77.8
Connecticut	$652,070	2	0.43	$326,035	5.381	355	716	48.7
District of Columbia	$1,571,544	2	1.04	$785,772	5.113	358	677	60.1
Delaware	$547,786	2	0.36	$273,893	5.743	352	624	63.4
Florida	$7,216,561	17	4.78	$424,504	5.921	358	720	69.3
Georgia	$1,730,002	4	1.15	$432,501	5.710	358	714	78.3
Hawaii	$971,389	1	0.64	$971,389	4.875	357	738	65.0
Iowa	$209,450	2	0.14	$104,725	5.876	359	686	60.0
Idaho	$1,425,871	5	0.94	$285,174	6.225	358	738	79.5
Illinois	$6,073,503	14	4.02	$433,822	5.816	357	753	73.7
Indiana	$285,500	1	0.19	$285,500	6.375	360	672	89.6
Kentucky	$239,100	1	0.16	$239,100	5.875	360	765	80.0
Massachusetts	$7,819,354	16	5.18	$488,710	6.134	358	730	77.0
Maryland	$2,991,485	7	1.98	$427,355	6.149	358	708	78.8
Michigan	$11,459,577	51	7.59	$224,698	5.859	359	720	77.1
Minnesota	$844,262	2	0.56	$422,131	5.616	357	691	77.0
North Carolina	$1,467,088	6	0.97	$244,515	6.549	358	713	77.4
New Hampshire	$620,000	1	0.41	$620,000	7.250	358	685	80.0
New Jersey	$6,908,550	18	4.58	$383,808	6.196	359	720	80.5
Nevada	$4,710,298	11	3.12	$428,209	6.147	358	723	78.7
New York	$6,915,108	15	4.58	$461,007	6.101	359	703	75.5
Ohio	$892,000	2	0.59	$446,000	6.089	358	681	80.0
Oregon	$984,428	5	0.65	$196,886	5.967	358	683	78.9
Pennsylvania	$399,500	1	0.26	$399,500	6.250	358	609	72.7
Rhode Island	$596,000	2	0.39	$298,000	5.706	358	684	68.9
South Carolina	$679,163	4	0.45	$169,791	5.816	359	754	82.5
Texas	$1,273,873	2	0.84	$636,937	5.635	358	713	73.2
Virginia	$4,904,329	11	3.25	$445,848	5.940	358	703	78.7
Washington	$5,141,330	12	3.41	$428,444	5.802	358	717	75.7
Wisconsin	$1,155,000	1	0.77	$1,155,000	6.250	358	645	70.0
Wyoming	$166,400	1	0.11	$166,400	5.500	360	754	80.0
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$4,288,180	11	2.84	$389,835	5.646	358	749	41.9
50.01 - 55.00	$4,082,171	9	2.71	$453,575	5.516	357	749	52.4
55.01 - 60.00	$4,040,319	10	2.68	$404,032	5.673	357	697	57.9
60.01 - 65.00	$9,847,763	17	6.53	$579,280	5.795	358	709	63.3
65.01 - 70.00	$21,979,788	31	14.57	$709,025	5.945	358	722	69.0
70.01 - 75.00	$18,970,119	41	12.57	$462,686	5.999	358	703	74.0
75.01 - 80.00	$79,819,538	195	52.90	$409,331	6.038	358	714	79.8
80.01 - 85.00	$530,712	4	0.35	$132,678	5.887	359	717	84.7
85.01 - 90.00	$5,026,198	17	3.33	$295,659	6.756	358	710	89.8
90.01 - 95.00	$2,309,928	8	1.53	$288,741	6.945	358	723	94.9
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$4,616,663	14	3.06	$329,762	4.943	358	731	67.5
5.001 - 5.500	$23,306,129	53	15.45	$439,738	5.403	358	725	71.4

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$150,894,715 ARM Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.501 - 6.000	$63,521,793	141	42.10	$450,509	5.812	358	714	73.1
6.001 - 6.500	$42,203,812	96	27.97	$439,623	6.312	358	707	76.8
6.501 - 7.000	$11,790,707	25	7.81	$471,628	6.792	358	717	78.1
7.001 - 7.500	$2,931,296	7	1.94	$418,757	7.441	358	732	85.8
7.501 - 8.000	$1,874,315	6	1.24	$312,386	7.893	357	709	85.3
8.001 - 8.500	$650,000	1	0.43	$650,000	8.125	358	806	89.7
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$80,336,327	207	53.24	$388,098	6.083	358	710	75.7
PUD	$42,708,813	74	28.30	$577,146	5.850	358	722	72.4
CND	$13,285,013	34	8.80	$390,736	6.026	358	707	77.7
CNDP	$8,466,857	17	5.61	$498,050	5.914	358	739	70.4
2-4U	$6,097,705	11	4.04	$554,337	6.158	358	717	73.4
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$78,308,420	162	51.90	$483,385	6.133	358	720	76.6
RCO	$46,310,167	101	30.69	$458,517	5.915	358	706	72.4
RNC	$26,276,128	80	17.41	$328,452	5.787	359	716	72.4
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$134,312,491	309	89.01	$434,668	6.005	358	714	74.7
INV	$11,559,992	24	7.66	$481,666	6.125	358	730	73.6
2H	$5,022,231	10	3.33	$502,223	5.745	357	703	72.6
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
360	$15,096,350	65	10.00	$232,252	5.785	360	718	74.3
359	$30,741,494	72	20.37	$426,965	6.000	359	719	75.5
358	$76,640,739	139	50.79	$551,372	6.135	358	713	74.8
357	$18,329,876	37	12.15	$495,402	5.806	357	709	74.9
356	$3,906,240	10	2.59	$390,624	5.785	356	723	69.9
355	$3,200,493	8	2.12	$400,062	5.709	355	755	66.0
354	$646,871	2	0.43	$323,436	6.125	354	676	84.9
353	$648,139	2	0.43	$324,069	5.560	353	728	78.3
352	$328,749	1	0.22	$328,749	5.875	352	691	79.9
351	$521,296	2	0.35	$260,648	5.360	351	634	60.9
350	$336,483	2	0.22	$168,241	5.793	350	701	80.0
346	$322,986	2	0.21	$161,493	5.326	346	714	62.1
344	$174,999	1	0.12	$174,999	5.875	344	689	77.8
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$150,894,715 ARM Rate Mortgage Loans

Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$73,878,561	149	48.96	$495,829	6.223	358	715	75.4
FULL/ALT	$67,991,508	170	45.06	$399,950	5.747	358	712	73.5
PREFERRED	$5,012,685	10	3.32	$501,268	5.716	358	742	74.1
NINA	$3,137,874	11	2.08	$285,261	6.922	358	722	79.1
SISA	$487,500	1	0.32	$487,500	6.375	359	737	75.0
STREAMLINE	$258,105	1	0.17	$258,105	5.250	357	773	62.9
NO RATIO	$128,483	1	0.09	$128,483	6.875	350	657	80.0
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Range of FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
601 - 620	$1,304,500	3	0.86	$434,833	5.821	356	611	62.0
621 - 640	$7,352,908	19	4.87	$386,995	6.077	358	635	77.8
641 - 660	$9,816,397	23	6.51	$426,800	5.997	358	650	74.7
661 - 680	$17,299,386	38	11.46	$455,247	6.028	358	671	76.9
681 - 700	$24,339,193	57	16.13	$427,003	6.067	358	692	75.7
701 - 720	$22,631,690	52	15.00	$435,225	6.043	358	711	75.2
721 - 740	$21,407,396	50	14.19	$428,148	5.932	358	733	75.2
741 - 760	$21,396,853	43	14.18	$497,601	6.006	358	751	70.9
761 - 780	$16,433,046	34	10.89	$483,325	5.818	358	770	73.7
781 - 800	$4,891,753	14	3.24	$349,411	5.921	358	788	70.7
801 - 820	$4,021,593	10	2.67	$402,159	6.549	358	807	75.8
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$122,932,435	284	81.47	$432,861	6.006	358	715	74.6
12	$17,309,355	29	11.47	$596,874	5.955	358	717	75.5
24	$243,000	1	0.16	$243,000	6.500	359	748	63.0
36	$6,267,130	14	4.15	$447,652	6.175	356	717	71.4
60	$4,142,795	15	2.75	$276,186	5.917	358	701	76.2
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

80% LTV/PMI Analysis

(Excludes 314 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, with MI	$7,866,838	29	100.00	$271,270	6.753	358	714	90.9
	$7,866,838	**29**	**100.00**	**$271,270**	**6.753**	**358**	**714**	**90.9**

Months to Roll

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
68	$174,999	1	0.12	$174,999	5.875	344	689	77.8
70	$322,986	2	0.21	$161,493	5.326	346	714	62.1
74	$336,483	2	0.22	$168,241	5.793	350	701	80.0
75	$521,296	2	0.35	$260,648	5.360	351	634	60.9
76	$328,749	1	0.22	$328,749	5.875	352	691	79.9
77	$648,139	2	0.43	$324,069	5.560	353	728	78.3
78	$646,871	2	0.43	$323,436	6.125	354	676	84.9
79	$3,200,493	8	2.12	$400,062	5.709	355	755	66.0
80	$3,906,240	10	2.59	$390,624	5.785	356	723	69.9
81	$18,329,876	37	12.15	$495,402	5.806	357	709	74.9
82	$76,640,739	139	50.79	$551,372	6.135	358	713	74.8
83	$30,741,494	72	20.37	$426,965	6.000	359	719	75.5

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$150,894,715 ARM Rate Mortgage Loans

Months to Roll

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
84	$15,096,350	65	10.00	$232,252	5.785	360	718	74.3
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$144,349,579	325	95.66	$444,153	5.986	358	715	74.3
3.001 - 4.000	$6,187,885	17	4.10	$363,993	6.497	358	724	81.0
4.001 - 5.000	$357,251	1	0.24	$357,251	5.750	358	711	64.5
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.001 - 10.000	$3,724,663	12	2.47	$310,389	4.930	358	733	65.7
10.001 - 11.000	$59,919,552	148	39.71	$404,862	5.733	358	706	74.4
11.001 - 12.000	$74,783,394	154	49.56	$485,606	6.121	358	720	74.3
12.001 - 13.000	$11,817,106	28	7.83	$422,039	6.885	358	720	79.1
13.001 - 14.000	$650,000	1	0.43	$650,000	8.125	358	806	89.7
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/11	$174,999	1	0.12	$174,999	5.875	344	689	77.8
09/11	$322,986	2	0.21	$161,493	5.326	346	714	62.1
01/12	$336,483	2	0.22	$168,241	5.793	350	701	80.0
02/12	$521,296	2	0.35	$260,648	5.360	351	634	60.9
03/12	$328,749	1	0.22	$328,749	5.875	352	691	79.9
04/12	$648,139	2	0.43	$324,069	5.560	353	728	78.3
05/12	$646,871	2	0.43	$323,436	6.125	354	676	84.9
06/12	$3,200,493	8	2.12	$400,062	5.709	355	755	66.0
07/12	$3,906,240	10	2.59	$390,624	5.785	356	723	69.9
08/12	$18,329,876	37	12.15	$495,402	5.806	357	709	74.9
09/12	$76,640,739	139	50.79	$551,372	6.135	358	713	74.8
10/12	$30,741,494	72	20.37	$426,965	6.000	359	719	75.5
11/12	$15,096,350	65	10.00	$232,252	5.785	360	718	74.3
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
84	$150,894,715	343	100.00	$439,926	6.006	358	715	74.6
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Floor Rate

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$144,349,579	325	95.66	$444,153	5.986	358	715	74.3
3.001 - 4.000	$6,187,885	17	4.10	$363,993	6.497	358	724	81.0
5.001 - 6.000	$357,251	1	0.24	$357,251	5.750	358	711	64.5
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$150,894,715 ARM Rate Mortgage Loans

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.000	$4,319,251	9	2.86	$479,917	6.165	359	722	73.1
5.000	$115,190,850	278	76.34	$414,356	6.086	358	709	75.9
6.000	$31,384,614	56	20.80	$560,440	5.691	357	737	69.8
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$26,784,415	102	17.75	$262,592	5.816	360	719	74.4
2.000	$124,110,299	241	82.25	$514,980	6.047	358	714	74.6
	$150,894,715	**343**	**100.00**	**$439,926**	**6.006**	**358**	**715**	**74.6**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$990,091,620 ARM Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	2,563	
Total Outstanding Balance	$990,091,620	
Average Loan Balance	$386,302	$49,812 to $3,000,000
WA Mortgage Rate	5.857%	4.000% to 8.625%
WA Mortgage Rate Net LPMI	5.840%	3.400% to 8.375%
Net WAC	5.540%	3.016% to 7.991%
ARM Characteristics		
WA Gross Margin	2.420%	2.250% to 9.875%
WA Months to First Roll	59	24 to 84
WA First Periodic Cap	4.937%	0.000% to 6.000%
WA Subsequent Periodic Cap	1.836%	0.000% to 5.000%
WA Lifetime Cap	11.249%	9.375% to 14.625%
WA Lifetime Floor	2.454%	2.250% to 9.875%
WA Original Term (months)	360	360 to 360
WA Remaining Term (months)	357	343 to 360
WA Age (months)	3	0 to 17
WA LTV	74.28%	6.88% to 100.00%
WA FICO	726	

Secured by (% of pool)	1st Liens	100.00%
	2nd Liens	0.00%
Prepayment Penalty at Loan Orig (% of all loans)		25.63%
Prepay Moves Exempted	Soft	17.50%
	Hard	8.13%
	No Prepay	74.37%
	Unknown	0.00%
Percent of IO		85.46%

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	40.70%	SFR	56.21%	FULL/AL	41.20%	PUR	59.45%	OO	79.27%	0	74.37%
FL	9.00%	PUD	25.78%	REDUCE	36.96%	RCO	27.08%	2H	11.54%	6	0.03%
AZ	4.84%	CND	13.00%	PREFER	13.52%	RNC	13.47%	INV	9.19%	7	0.63%
NV	4.72%	2-4U	3.06%	NINA	6.48%					8	0.04%
VA	3.29%	CNDP	1.95%	NO RATI	0.91%					12	9.92%
				SISA	0.84%					24	2.23%
				CLUES-E	0.05%					36	10.45%
				STREAM	0.05%					60	2.32%

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$990,091,620 ARM Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5/1 CMT1Y	$1,410,559	4	0.14	$352,640	6.149	355	706	81.6
7/1 CMT1Y	$2,919,564	10	0.29	$291,956	6.243	358	721	78.3
3/27 LIB6M	$3,540,710	15	0.36	$236,047	6.120	358	721	78.5
3/27 LIB6M - IO	$3,320,340	14	0.34	$237,167	5.569	356	719	75.4
5/25 LIB6M	$28,149,587	130	2.84	$216,535	6.236	357	710	74.4
5/25 LIB6M - IO	$195,741,540	669	19.77	$292,588	6.139	358	726	75.1
7/23 LIB6M	$2,040,115	7	0.21	$291,445	5.916	359	698	78.1
7/23 LIB6M - IO	$24,987,300	96	2.52	$260,284	5.814	360	721	74.0
3/1 LIB12M	$12,852,779	45	1.30	$285,617	5.293	356	719	76.4
3/1 LIB12M - IO	$81,910,947	200	8.27	$409,555	5.787	357	733	74.8
5/1 LIB12M	$76,423,415	194	7.72	$393,935	5.587	357	730	71.5
5/1 LIB12M - IO	$435,847,028	949	44.02	$459,270	5.731	358	730	74.1
7/1 LIB12M	$16,635,710	38	1.68	$437,782	5.820	357	714	71.2
7/1 LIB12M - IO	$104,312,026	192	10.54	$543,292	6.077	358	714	75.1
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$49,812	1	0.01	$49,812	7.500	355	626	66.7
$50,000.01 - $100,000.00	$6,310,944	74	0.64	$85,283	6.068	357	735	74.3
$100,000.01 - $150,000.00	$41,517,037	328	4.19	$126,576	6.108	357	723	77.7
$150,000.01 - $200,000.00	$54,685,124	312	5.52	$175,273	5.965	357	718	77.2
$200,000.01 - $250,000.00	$57,737,035	256	5.83	$225,535	5.941	357	719	77.3
$250,000.01 - $300,000.00	$58,098,231	211	5.87	$275,347	5.950	357	718	77.4
$300,000.01 - $350,000.00	$49,617,555	153	5.01	$324,298	5.927	357	726	76.6
$350,000.01 - $400,000.00	$94,426,804	249	9.54	$379,224	6.053	358	716	75.7
$400,000.01 - $450,000.00	$90,398,535	212	9.13	$426,408	5.911	358	722	76.6
$450,000.01 - $500,000.00	$84,734,241	178	8.56	$476,035	5.861	358	729	75.4
$500,000.01 - $550,000.00	$75,278,425	144	7.60	$522,767	5.806	358	726	76.5
$550,000.01 - $600,000.00	$56,437,234	98	5.70	$575,890	5.835	358	730	76.3
$600,000.01 - $650,000.00	$63,328,762	100	6.40	$633,288	5.803	358	732	74.3
$650,000.01 - $700,000.00	$23,026,265	34	2.33	$677,243	5.793	358	729	75.2
$700,000.01 - $750,000.00	$21,055,790	29	2.13	$726,062	5.586	358	750	70.2
$750,000.01 - $1,000,000.00	$101,809,531	114	10.28	$893,066	5.649	357	731	69.0
$1,000,000.01 - $1,500,000.00	$60,029,540	45	6.06	$1,333,990	5.725	357	736	66.8
$1,500,000.01 - $2,000,000.00	$32,450,003	18	3.28	$1,802,778	5.625	358	752	66.4
>= $2,000,000.01	$19,100,753	7	1.93	$2,728,679	5.715	357	720	64.3
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Range of Original Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$49,812	1	0.01	$49,812	7.500	355	626	66.7
$50,000.01 - $100,000.00	$6,160,307	72	0.62	$85,560	6.081	357	733	74.2
$100,000.01 - $150,000.00	$41,517,037	328	4.19	$126,576	6.108	357	723	77.7
$150,000.01 - $200,000.00	$54,316,228	310	5.49	$175,214	5.968	357	718	77.2
$200,000.01 - $250,000.00	$57,930,922	257	5.85	$225,412	5.937	357	719	77.3
$250,000.01 - $300,000.00	$57,558,900	210	5.81	$274,090	5.952	357	718	77.4
$300,000.01 - $350,000.00	$48,606,501	150	4.91	$324,043	5.929	357	725	76.6
$350,000.01 - $400,000.00	$94,330,390	249	9.53	$378,837	6.057	358	716	75.7
$400,000.01 - $450,000.00	$90,645,177	213	9.16	$425,564	5.910	358	722	76.5
$450,000.01 - $500,000.00	$86,460,045	184	8.73	$469,892	5.858	358	729	75.5
$500,000.01 - $550,000.00	$75,278,425	144	7.60	$522,767	5.806	358	726	76.5
$550,000.01 - $600,000.00	$55,882,234	97	5.64	$576,106	5.835	358	730	76.7
$600,000.01 - $650,000.00	$62,705,759	99	6.33	$633,392	5.793	358	732	74.7

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$990,091,620 ARM Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$650,000.01 - $700,000.00	$24,204,268	36	2.44	$672,341	5.823	358	730	73.4
$700,000.01 - $750,000.00	$21,055,790	29	2.13	$726,062	5.586	358	750	70.2
$750,000.01 - $1,000,000.00	$101,809,531	114	10.28	$893,066	5.649	357	731	69.0
$1,000,000.01 - $1,500,000.00	$60,029,540	45	6.06	$1,333,990	5.725	357	736	66.8
$1,500,000.01 - $2,000,000.00	$32,450,003	18	3.28	$1,802,778	5.625	358	752	66.4
>= $2,000,000.01	$19,100,753	7	1.93	$2,728,679	5.715	357	720	64.3
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$2,696,340	11	0.27	$245,122	5.307	358	766	77.4
Arizona	$47,883,911	152	4.84	$315,026	5.930	357	727	75.5
California	$402,974,666	833	40.70	$483,763	5.828	358	726	72.1
Colorado	$25,927,435	78	2.62	$332,403	5.747	357	730	74.4
Connecticut	$10,383,615	23	1.05	$451,462	5.547	357	731	65.0
District of Columbia	$6,160,501	10	0.62	$616,050	5.482	357	730	74.0
Delaware	$1,052,944	4	0.11	$263,236	5.467	353	654	69.7
Florida	$89,139,257	264	9.00	$337,649	6.112	358	730	75.9
Georgia	$23,036,762	93	2.33	$247,707	5.680	357	728	77.3
Hawaii	$16,791,891	35	1.70	$479,768	5.808	357	733	75.8
Iowa	$296,824	3	0.03	$98,941	6.243	357	698	70.3
Idaho	$5,091,231	20	0.51	$254,562	5.811	358	750	76.8
Illinois	$30,965,542	85	3.13	$364,300	5.800	358	727	76.0
Indiana	$2,821,749	12	0.28	$235,146	5.675	357	702	76.0
Kansas	$1,274,983	5	0.13	$254,997	5.946	357	725	76.3
Kentucky	$1,689,565	7	0.17	$241,366	5.947	358	689	79.9
Louisiana	$496,559	4	0.05	$124,140	5.987	357	723	80.0
Massachusetts	$25,027,909	55	2.53	$455,053	6.012	358	726	75.8
Maryland	$22,656,931	57	2.29	$397,490	5.972	357	726	77.1
Maine	$107,283	1	0.01	$107,283	5.500	354	719	69.7
Michigan	$24,689,121	91	2.49	$271,309	5.823	358	726	74.6
Minnesota	$13,392,166	38	1.35	$352,425	5.993	357	718	75.6
Missouri	$6,890,687	30	0.70	$229,690	5.984	357	729	81.9
Mississippi	$224,880	2	0.02	$112,440	6.257	358	766	80.0
Montana	$1,496,600	3	0.15	$498,867	5.466	359	773	74.8
North Carolina	$12,885,013	39	1.30	$330,385	5.723	357	729	75.0
North Dakota	$266,320	1	0.03	$266,320	5.625	358	766	80.0
Nebraska	$91,777	1	0.01	$91,777	6.000	358	668	80.0
New Hampshire	$2,302,086	9	0.23	$255,787	6.072	355	675	75.4
New Jersey	$23,459,904	55	2.37	$426,544	5.934	358	716	70.6
New Mexico	$2,342,895	5	0.24	$468,579	5.270	358	772	79.2
Nevada	$46,762,701	141	4.72	$331,650	5.768	357	726	78.7
New York	$20,755,279	41	2.10	$506,226	5.946	358	718	74.8
Ohio	$7,241,123	27	0.73	$268,190	5.969	357	724	75.4
Oregon	$9,310,394	37	0.94	$251,632	6.053	358	728	77.7
Pennsylvania	$4,664,819	17	0.47	$274,401	5.917	357	680	76.9
Rhode Island	$2,349,858	6	0.24	$391,643	5.435	356	736	75.8
South Carolina	$7,004,214	19	0.71	$368,643	5.737	358	749	77.2
Tennessee	$3,565,312	19	0.36	$187,648	6.005	358	729	80.8
Texas	$9,008,424	29	0.91	$310,635	5.582	357	730	76.3
Utah	$7,136,491	28	0.72	$254,875	5.854	358	731	77.1
Virginia	$32,546,922	84	3.29	$387,463	5.997	358	726	77.4
Vermont	$999,999	1	0.10	$999,999	5.500	357	769	39.2
Washington	$24,891,478	70	2.51	$355,593	5.710	358	725	77.2
Wisconsin	$5,588,236	12	0.56	$465,686	5.713	357	726	68.1
West Virginia	$874,243	3	0.09	$291,414	5.429	357	700	82.0

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$990,091,620 ARM Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Wyoming	$2,874,780	3	0.29	$958,260	5.865	356	697	69.3
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$45,413,046	99	4.59	$458,718	5.526	358	738	41.3
50.01 - 55.00	$21,842,470	49	2.21	$445,765	5.493	357	747	52.8
55.01 - 60.00	$36,445,644	71	3.68	$513,319	5.578	357	728	58.1
60.01 - 65.00	$68,546,082	142	6.92	$482,719	5.639	357	727	63.6
65.01 - 70.00	$115,323,765	225	11.65	$512,550	5.847	358	723	68.8
70.01 - 75.00	$128,866,066	265	13.02	$486,287	5.784	357	724	73.8
75.01 - 80.00	$501,775,249	1,421	50.68	$353,114	5.900	358	728	79.7
80.01 - 85.00	$4,985,763	22	0.50	$226,626	5.935	357	718	84.0
85.01 - 90.00	$38,372,217	153	3.88	$250,799	6.267	357	705	89.7
90.01 - 95.00	$22,884,127	93	2.31	$246,066	6.383	357	716	94.9
95.01 - 100.00	$5,637,192	23	0.57	$245,095	7.502	358	711	100.0
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.501 - 4.000	$455,818	2	0.05	$227,909	4.000	356	689	85.2
4.001 - 4.500	$6,876,008	15	0.69	$458,401	4.465	355	741	69.0
4.501 - 5.000	$55,862,479	139	5.64	$401,888	4.914	357	735	70.3
5.001 - 5.500	$260,455,926	566	26.31	$460,169	5.347	357	738	71.4
5.501 - 6.000	$369,277,818	940	37.30	$392,849	5.816	358	728	73.9
6.001 - 6.500	$181,391,026	530	18.32	$342,247	6.302	358	714	76.3
6.501 - 7.000	$87,157,593	268	8.80	$325,215	6.807	358	709	79.3
7.001 - 7.500	$18,087,140	63	1.83	$287,097	7.275	358	717	84.4
7.501 - 8.000	$6,765,657	25	0.68	$270,626	7.771	358	717	90.0
8.001 - 8.500	$3,155,875	12	0.32	$262,990	8.218	358	710	86.5
8.501 - 9.000	$606,280	3	0.06	$202,093	8.625	358	703	96.6
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$556,574,727	1,433	56.21	$388,398	5.864	357	723	73.2
PUD	$255,210,166	647	25.78	$394,452	5.802	357	732	75.9
CND	$128,688,121	372	13.00	$345,936	5.862	358	729	76.5
2-4U	$30,295,895	73	3.06	$415,012	6.225	357	722	72.2
CNDP	$19,322,711	38	1.95	$508,492	5.783	358	734	73.6
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$588,571,974	1,555	59.45	$378,503	5.918	358	734	77.7
RCO	$268,140,441	650	27.08	$412,524	5.813	357	712	68.6
RNC	$133,379,205	358	13.47	$372,568	5.676	357	725	70.4
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$990,091,620 ARM Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$784,866,416	1,938	79.27	$404,988	5.822	357	724	74.5
2H	$114,262,718	264	11.54	$432,813	5.721	357	743	73.5
INV	$90,962,486	361	9.19	$251,974	6.335	357	725	73.8
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
360	$16,541,800	71	1.67	$232,983	5.819	360	720	73.4
359	$154,673,084	368	15.62	$420,307	5.865	359	725	75.4
358	$438,702,986	1,111	44.31	$394,872	5.961	358	725	74.2
357	$220,241,360	579	22.24	$380,382	5.804	357	729	75.4
356	$104,495,698	270	10.55	$387,021	5.702	356	732	71.7
355	$28,318,957	77	2.86	$367,779	5.653	355	741	70.8
354	$9,112,191	25	0.92	$364,488	5.564	354	701	76.6
353	$6,486,456	15	0.66	$432,430	5.225	353	733	75.4
352	$2,789,433	10	0.28	$278,943	5.851	352	708	77.9
351	$753,175	3	0.08	$251,058	5.518	351	682	66.8
350	$894,188	5	0.09	$178,838	5.122	350	676	68.7
349	$789,950	3	0.08	$263,317	4.818	349	707	69.7
348	$1,284,924	7	0.13	$183,561	4.658	348	725	67.6
347	$1,455,477	6	0.15	$242,580	5.050	347	712	69.7
346	$1,674,356	7	0.17	$239,194	5.498	346	684	72.1
345	$1,358,492	3	0.14	$452,831	5.708	345	743	69.1
344	$362,700	2	0.04	$181,350	5.422	344	692	72.3
343	$156,392	1	0.02	$156,392	4.875	343	755	76.9
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL/ALT	$407,907,849	951	41.20	$428,925	5.582	357	727	72.9
REDUCED	$365,905,155	1,008	36.96	$363,001	6.154	358	719	76.1
PREFERRED	$133,820,926	312	13.52	$428,913	5.614	358	752	75.4
NINA	$64,184,353	237	6.48	$270,820	6.381	357	716	71.8
NO RATIO	$9,012,270	25	0.91	$360,491	5.973	357	712	69.5
SISA	$8,270,276	27	0.84	$306,307	6.104	357	693	66.0
CLUES-EASY DOC	$498,850	1	0.05	$498,850	5.250	358	795	70.2
STREAMLINE	$491,940	2	0.05	$245,970	5.131	357	691	71.0
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Range of FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
581 - 600	$390,000	1	0.04	$390,000	6.500	356	594	52.4
601 - 620	$5,845,258	18	0.59	$324,737	5.990	357	614	64.8
621 - 640	$26,919,176	78	2.72	$345,118	6.091	358	633	77.5
641 - 660	$42,173,796	131	4.26	$321,937	6.046	357	651	74.6
661 - 680	$93,902,945	257	9.48	$365,381	6.051	357	670	75.9
681 - 700	$115,343,431	319	11.65	$361,578	6.000	357	691	75.9
701 - 720	$138,907,818	372	14.03	$373,408	5.969	358	710	75.4
721 - 740	$152,177,550	387	15.37	$393,224	5.762	357	731	74.7
741 - 760	$159,533,221	402	16.11	$396,849	5.786	357	751	73.4
761 - 780	$146,607,222	332	14.81	$441,588	5.691	358	770	72.4
781 - 800	$86,058,750	196	8.69	$439,075	5.654	357	788	71.6

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$990,091,620 ARM Rate Mortgage Loans

Range of FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$22,232,452	70	2.25	$317,606	5.961	358	806	77.3
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$736,335,150	1,803	74.37	$408,394	5.805	358	728	74.2
6	$338,000	1	0.03	$338,000	6.750	359	735	65.0
7	$6,269,697	23	0.63	$272,596	6.232	357	718	70.1
8	$423,200	1	0.04	$423,200	5.875	352	786	80.0
12	$98,255,988	231	9.92	$425,351	5.912	358	725	74.2
24	$22,039,268	63	2.23	$349,830	6.056	358	714	69.6
36	$103,473,061	375	10.45	$275,928	6.139	357	717	76.5
60	$22,957,257	66	2.32	$347,837	5.717	358	726	71.9
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

80% LTV/PMI Analysis

(Excludes 2272 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, with MI	$71,879,298	291	100.00	$247,008	6.378	357	710	91.7
	$71,879,298	**291**	**100.00**	**$247,008**	**6.378**	**357**	**710**	**91.7**

Months to Roll

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
24	$145,500	1	0.01	$145,500	5.000	348	716	80.0
28	$240,774	2	0.02	$120,387	6.806	352	714	95.0
29	$2,355,153	4	0.24	$588,788	5.029	353	759	74.0
30	$2,828,434	8	0.29	$353,554	5.145	354	719	68.4
31	$9,440,920	28	0.95	$337,176	5.595	355	731	71.7
32	$24,207,507	70	2.44	$345,822	5.649	356	735	73.8
33	$26,756,679	73	2.70	$366,530	5.614	357	732	75.7
34	$34,454,071	84	3.48	$410,168	6.010	358	727	77.2
35	$1,195,738	4	0.12	$298,934	5.535	359	707	71.0
43	$156,392	1	0.02	$156,392	4.875	343	755	76.9
44	$187,701	1	0.02	$187,701	5.000	344	695	67.2
45	$1,358,492	3	0.14	$452,831	5.708	345	743	69.1
46	$1,351,370	5	0.14	$270,274	5.539	346	677	74.4
47	$1,455,477	6	0.15	$242,580	5.050	347	712	69.7
48	$1,139,424	6	0.12	$189,904	4.614	348	726	66.0
49	$789,950	3	0.08	$263,317	4.818	349	707	69.7
50	$557,705	3	0.06	$185,902	4.717	350	662	61.8
51	$231,879	1	0.02	$231,879	5.875	351	791	80.0
52	$2,219,910	7	0.22	$317,130	5.744	352	710	75.7
53	$3,483,164	9	0.35	$387,018	5.295	353	715	75.9
54	$5,636,886	15	0.57	$375,792	5.710	354	696	79.7
55	$15,677,544	41	1.58	$382,379	5.676	355	744	71.3
56	$76,381,951	190	7.71	$402,010	5.715	356	732	71.1
57	$175,154,806	469	17.69	$373,464	5.833	357	730	75.4
58	$327,608,176	888	33.09	$368,928	5.915	358	727	73.7
59	$122,735,852	292	12.40	$420,328	5.835	359	727	75.5
60	$1,445,450	6	0.15	$240,908	6.180	360	742	64.6
68	$174,999	1	0.02	$174,999	5.875	344	689	77.8
70	$322,986	2	0.03	$161,493	5.326	346	714	62.1
74	$336,483	2	0.03	$168,241	5.793	350	701	80.0
75	$521,296	2	0.05	$260,648	5.360	351	634	60.9
76	$328,749	1	0.03	$328,749	5.875	352	691	79.9
77	$648,139	2	0.07	$324,069	5.560	353	728	78.3
78	$646,871	2	0.07	$323,436	6.125	354	676	84.9
79	$3,200,493	8	0.32	$400,062	5.709	355	755	66.0

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$990,091,620 ARM Rate Mortgage Loans

Months to Roll

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
80	$3,906,240	10	0.39	$390,624	5.785	356	723	69.9
81	$18,329,876	37	1.85	$495,402	5.806	357	709	74.9
82	$76,640,739	139	7.74	$551,372	6.135	358	713	74.8
83	$30,741,494	72	3.10	$426,965	6.000	359	719	75.5
84	$15,096,350	65	1.52	$232,252	5.785	360	718	74.3
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$903,066,715	2,276	91.21	$396,778	5.817	357	727	74.1
3.001 - 4.000	$78,855,353	257	7.96	$306,830	6.252	358	719	76.3
4.001 - 5.000	$6,277,460	24	0.63	$261,561	6.601	357	720	81.4
5.001 - 6.000	$1,729,244	5	0.17	$345,849	6.313	358	693	73.6
9.001 - 10.000	$162,848	1	0.02	$162,848	4.875	358	629	89.1
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.001 - 10.000	$38,021,375	100	3.84	$380,214	4.874	357	732	70.7
10.001 - 11.000	$428,772,775	979	43.31	$437,970	5.549	358	733	73.2
11.001 - 12.000	$374,970,057	989	37.87	$379,141	5.992	357	722	74.2
12.001 - 13.000	$131,015,737	421	13.23	$311,201	6.544	358	718	77.3
13.001 - 14.000	$14,199,521	60	1.43	$236,659	7.363	358	711	88.4
14.001 - 15.000	$3,112,155	14	0.31	$222,297	8.316	358	688	87.8
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11/07	$145,500	1	0.01	$145,500	5.000	348	716	80.0
03/08	$240,774	2	0.02	$120,387	6.806	352	714	95.0
04/08	$2,355,153	4	0.24	$588,788	5.029	353	759	74.0
05/08	$2,828,434	8	0.29	$353,554	5.145	354	719	68.4
06/08	$9,440,920	28	0.95	$337,176	5.595	355	731	71.7
07/08	$24,207,507	70	2.44	$345,822	5.649	356	735	73.8
08/08	$26,756,679	73	2.70	$366,530	5.614	357	732	75.7
09/08	$34,454,071	84	3.48	$410,168	6.010	358	727	77.2
10/08	$1,195,738	4	0.12	$298,934	5.535	359	707	71.0
06/09	$156,392	1	0.02	$156,392	4.875	343	755	76.9
07/09	$187,701	1	0.02	$187,701	5.000	344	695	67.2
08/09	$1,358,492	3	0.14	$452,831	5.708	345	743	69.1
09/09	$1,351,370	5	0.14	$270,274	5.539	346	677	74.4
10/09	$1,455,477	6	0.15	$242,580	5.050	347	712	69.7
11/09	$1,139,424	6	0.12	$189,904	4.614	348	726	66.0
12/09	$789,950	3	0.08	$263,317	4.818	349	707	69.7
01/10	$557,705	3	0.06	$185,902	4.717	350	662	61.8
02/10	$231,879	1	0.02	$231,879	5.875	351	791	80.0
03/10	$2,219,910	7	0.22	$317,130	5.744	352	710	75.7
04/10	$3,483,164	9	0.35	$387,018	5.295	353	715	75.9
05/10	$5,636,886	15	0.57	$375,792	5.710	354	696	79.7
06/10	$15,677,544	41	1.58	$382,379	5.676	355	744	71.3
07/10	$76,381,951	190	7.71	$402,010	5.715	356	732	71.1
08/10	$175,154,806	469	17.69	$373,464	5.833	357	730	75.4
09/10	$327,608,176	888	33.09	$368,928	5.915	358	727	73.7
10/10	$122,735,852	292	12.40	$420,328	5.835	359	727	75.5
11/10	$1,445,450	6	0.15	$240,908	6.180	360	742	64.6
07/11	$174,999	1	0.02	$174,999	5.875	344	689	77.8

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$990,091,620 ARM Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
09/11	$322,986	2	0.03	$161,493	5.326	346	714	62.1
01/12	$336,483	2	0.03	$168,241	5.793	350	701	80.0
02/12	$521,296	2	0.05	$260,648	5.360	351	634	60.9
03/12	$328,749	1	0.03	$328,749	5.875	352	691	79.9
04/12	$648,139	2	0.07	$324,069	5.560	353	728	78.3
05/12	$646,871	2	0.07	$323,436	6.125	354	676	84.9
06/12	$3,200,493	8	0.32	$400,062	5.709	355	755	66.0
07/12	$3,906,240	10	0.39	$390,624	5.785	356	723	69.9
08/12	$18,329,876	37	1.85	$495,402	5.806	357	709	74.9
09/12	$76,640,739	139	7.74	$551,372	6.135	358	713	74.8
10/12	$30,741,494	72	3.10	$426,965	6.000	359	719	75.5
11/12	$15,096,350	65	1.52	$232,252	5.785	360	718	74.3
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
36	$101,624,776	274	10.26	$370,893	5.729	357	731	75.1
60	$737,572,129	1,946	74.50	$379,020	5.845	357	728	74.1
84	$150,894,715	343	15.24	$439,926	6.006	358	715	74.6
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Floor Rate

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$897,023,179	2,235	90.60	$401,353	5.814	357	727	74.0
3.001 - 4.000	$78,133,621	253	7.89	$308,829	6.260	358	718	76.3
4.001 - 5.000	$2,398,578	11	0.24	$218,053	7.184	358	724	92.8
5.001 - 6.000	$5,182,092	25	0.52	$207,284	5.860	357	735	75.1
6.001 - 7.000	$7,191,302	38	0.73	$189,245	6.445	357	721	75.4
9.001 - 10.000	$162,848	1	0.02	$162,848	4.875	358	629	89.1
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.000	$786,848	2	0.08	$393,424	7.056	359	770	81.9
1.000	$362,400	1	0.04	$362,400	5.750	358	681	80.0
2.000	$59,973,111	198	6.06	$302,895	5.736	356	723	77.8
3.000	$66,952,469	223	6.76	$300,235	6.115	358	722	72.6
4.000	$1,550,598	8	0.16	$193,825	5.729	356	724	80.9
5.000	$602,219,800	1,455	60.82	$413,897	5.803	358	726	74.5
6.000	$258,246,394	676	26.08	$382,021	5.943	357	729	73.4
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.000	$786,848	2	0.08	$393,424	7.056	359	770	81.9
1.000	$161,707,673	599	16.33	$269,963	6.048	358	723	75.0
1.500	$584,684	2	0.06	$292,342	6.375	357	669	70.0
2.000	$826,650,015	1,959	83.49	$421,976	5.819	357	727	74.1
5.000	$362,400	1	0.04	$362,400	5.750	358	681	80.0
	$990,091,620	**2,563**	**100.00**	**$386,302**	**5.857**	**357**	**726**	**74.3**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.